As filed with the Securities and Exchange Commission on March 23, 2000

                                                                File No. 70-9537

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1
                    -----------------------------------------

                           AMENDMENT NO. 2 TO FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

National Grid USA                             Eastern Utilities Associates
Massachusetts Electric Company                Blackstone Valley Electric Company
Granite State Electric Company                Eastern Edison Company
The Narragansett Electric Company             Montaup Electric Company
Nantucket Electric Company                    Newport Electric Corporation
New England Power Company                     750 West Center Street
New England Hydro-Transmission Corporation    West Bridgewater, MA 02379
New England Hydro-Transmission Electric
   Company
New England Electric Transmission Corporation
Research Drive LLC
New England Power Service Company
New England Energy Incorporated
  25 Research Drive
  Westborough, MA  01582

National Grid Group plc
National Grid (US) Holdings Limited
National Grid (US) Investments
  National Grid House
  Kirby Corner Road
  Coventry CV4 8JY
  United Kingdom

National Grid (Ireland) 1 Limited
National Grid (Ireland) 2 Limited
  8-10 rue Mathias Hardt
  BP39, L 2010
  Luxembourg

National Grid General Partnership
  10th Floor
  Oliver Building
  2 Oliver Street
  Boston, MA 02109

              (Name of companies and top registered holding company
                 parents filing this statement and addresses of
                          principal executive offices)
       ------------------------------------------------------------------

Michael E. Jesanis                                Donald G. Pardus
Kirk L. Ramsauer                                  Clifford J. Hebert, Jr.
National Grid USA                                 Eastern Utilities Associates
25 Research Drive                                 750 West Center Street
Westborough, MA  01582                            West Bridgewater, MA 02379

                   (Name and addresses of agents for service)
                       ----------------------------------

      The Commission also is requested to send copies of any communications in connection with this matter to:

Clifford M. Naeve, Esq.                           Arthur I. Anderson, P.C.
Judith A. Center, Esq.                            David A. Fazzone, P.C.
W. Mason Emnett, Esq.                             Amy J. Gould, Esq.
William C. Weeden                                 McDermott, Will & Emery
Skadden, Arps, Slate, Meagher &                   28 State Street
Flom LLP                                          Boston, MA  02109-1775
1440 New York Avenue, N.W.
Washington, D.C. 20005

          National Grid USA, a Delaware corporation and a registered public utility holding company, and Eastern Utilities Associates, a registered public utility holding company organized under a Declaration of Trust in the Commonwealth of Massachu setts, hereby amend and restate their Application/Declaration on Form U-1 in File No. 70-9537 as follows:

                                TABLE OF CONTENTS

                                                                            Page

ITEM I: DESCRIPTION OF PROPOSED TRANSACTION................................... 1
     A.  Description of the Parties to the Transaction........................ 1
         1.   General Request................................................. 3
         2.   Overview of the Transaction..................................... 5
     B.  Description of the Parties to the Transaction........................ 7
         1.   General Description............................................. 7
              a.  Grid USA.................................................... 7
              b.  EUA.........................................................11
         2.   Description of Facilities.......................................13
              a.  Grid USA....................................................13
                  i.       General............................................13
                  ii.      Electric Generating Facilities and Resources.......13
                  iii.     Electric Transmission Facilities...................14
              b.  EUA.........................................................14
                  i.       General............................................14
                  ii.      Electric Generating Facilities and Resources.......14
                  iii.     Electric Transmission Facilities...................16
         3.   Non-Utility Businesses..........................................16
              a.  Grid USA....................................................16
                  i.       New England Hydro Finance Company, Inc.............16
                  ii.      NEES Communications, Inc...........................16
                  iii.     Wayfinder Group, Inc...............................16
                  iv.      NEES Energy, Inc...................................17
                  v.       AllEnergy Marketing Company, L.L.C.................17
                  vi.      Granite State Energy, Inc..........................17
                  vii.     Service Company....................................17
                  viii.    NEEI...............................................18
                  ix.      Metrowest Realty, LLC..............................18
              b.  EUA.........................................................18
                  i.       EUA Cogenex........................................18
                  ii.      EUA Energy.........................................19
                  iii.     EUA Ocean State....................................20
                  iv.      EUA Energy Services................................20
                  v.       EUA Telecommunications.............................20
                  vi.      EUA Service........................................20
                  vii.     Eastern Edison Electric Company....................21

     C.  Description of Transaction...........................................21
         1.   Background......................................................21
         2.   Merger Agreement................................................21
     D.  Management and Operations Following the Transaction..................22

ITEM II.  FEES, COMMISSIONS AND EXPENSES......................................23

ITEM III.  APPLICABLE STATUTORY PROVISIONS....................................23
     A.  Section 10(b)........................................................25
         1.   Section 10(b)(1)................................................26
              a.  Interlocking Relations......................................26
              b.  Concentration of Control....................................26
                  i.  Size ...................................................27
                  ii.  Competition and Antitrust Considerations...............28
         2.   Section 10(b)(2)................................................29
              a.  Fairness of Consideration...................................29
              b.  Fairness of Fees............................................31
         3.   Section 10(b)(3)................................................31
              a.  Capital Structure...........................................32
              b.  Public Interest, Interest of Investors and Consumers,
                  and Proper Functioning of Holding Company System............34
     B.  Section 10(c)........................................................34
         1.   Section 10(c)(1)................................................34
              a.  Section 11(a) and Section 11(b)(2)..........................35
              b.  Section 11(b)(1) (single integrated public utility system)..35
                  i.       Interconnection....................................36
                  ii.      Single Interconnected and Coordinated System.......37
                  iii.     Single Area or Region..............................38
                  iv.      Localized Management, Efficient Operation and
                           Effective Regulation...............................39
              c.  Section 11(b)(1) (Acquisition of Non-Utility Interests).....39
         2.   Section 10(c)(2)................................................40
     C.  Section 10(f)........................................................42
     D.  Service Agreement....................................................42
     E.  Organization of LLC; Acquisition of Merger LLC Interests.............43
     F.  Financing and Other Commission Authorizations........................43
         1.   Payment of Dividends Out of Capital or Unearned Surplus.........43
         2.   Rule 53.........................................................48
         3.   Tax Allocation..................................................48

ITEM IV.  REGULATORY APPROVAL.................................................48

ITEM V.  PROCEDURE............................................................49

ITEM VI.  EXHIBITS AND FINANCIAL STATEMENTS...................................49
     A.  Exhibits.............................................................49
     B.  Financial Statements.................................................51

ITEM VII.  INFORMATION AS TO ENVIRONMENTAL EFFECTS............................52

ITEM I: DESCRIPTION OF PROPOSED TRANSACTION

A.       Description of the Parties to the Transaction

                  This Form U-1 Application/Declaration
("Application/Declaration") seeks approvals relating to the proposed combination of National Grid USA ("Grid USA"),1 Eastern Utilities Associates ("EUA"), and Research Drive LLC ("LLC"), a Massachusetts limited liability company2 (the "Merger"). Pursuant to the merger, LLC will merge with and into EUA, with EUA as the surviving entity, and, there fore, a wholly-owned subsidiary of Grid USA. EUA subsequently will be merged with and into Grid USA, with Grid USA as the surviving entity (together with the Merger, the "Transaction"). Subsequent to the Transaction, Grid USA will remain a registered holding company pursuant to the Public Utility Holding Company Act of 1935 (the "Act"). This Application/Declaration is filed by Grid USA on behalf of itself and its electric utility subsidiaries: Massachusetts Electric Company ("Mass. Electric"); Granite State Electric Company ("Granite State"); The Narragansett Electric Company ("Narragansett"); Nantucket Electric Company ("Nantucket"); New England Power Company ("NEP"); New England Hydro-Transmission Corpo ration ("N.H. Hydro"); New England Hydro-Transmission Electric Company ("Mass. Hydro"); New England Electric Transmission Corporation ("NEET"), and non-utility subsidiaries: LLC; New England Power Service Company ("Service Company"); New England Energy Incorporated ("NEEI"); by EUA on behalf of itself and its electric utility subsidiaries: Blackstone Valley Electric Company ("Blackstone"); Eastern Edison Company ("Eastern Edison"); Montaup Electric Company ("Montaup"); and Newport Electric Corporation ("Newport"); and by The National Grid Group plc ("NGG") on behalf of itself and the following subsidiaries: National Grid (US) Holdings Limited; National Grid (US) Investments; National Grid (Ireland) 1 Limited; National Grid (Ireland) 2 Limited; and National Grid General Partnership.

--------

1 Grid USA previously operated as the New England Electric System ("NEES"). On March 22, 2000, in conjunction with the acquisition of NEES by The National Grid Group plc, NEES was reorganized as a Delaware corporation and renamed National Grid USA.

2 Grid USA owns ninety-nine percent of the voting securities of LLC and Wayfinder Group, Inc. (formerly NEES Global, Inc.) owns the remaining one percent. Wayfinder Group, Inc. is wholly-owned by Grid USA.

                  The Transaction will yield substantial benefits to investors, consumers and the general public. It will create a merged company that will be financially strong and well-equipped to meet increasing competition in wholesale and retail power markets. Grid USA and EUA (collectively, the "Applicants") consistently have been the two lowest-cost, major electric companies in New England. The Transaction will generate efficiencies and cost savings which will maintain low rates for customers of the merged companies. The benefits of the Transaction are dis cussed in detail in Item III.B.2 below.

                  On March 22, 2000, pursuant to an Agreement and Plan of Merger, dated as of December 11, 1998, by and among NGG, NGG Holdings LLC, a Massachusetts limited liability company and a wholly-owned subsidiary of NGG, and Grid USA (under its former corporate name, NEES) (the "NEES/NGG Merger Agreement"), NGG Holdings LLC merged with and into NEES with NEES as the surviving entity (the "NEES/NGG Merger"). Immediately subsequent to the NEES/NGG Merger, NEES was reorganized as a Delaware corporation and renamed National Grid USA. NGG, a public limited company incorporated under the laws of England and Wales, owns and operates the England and Wales high-voltage trans mission network, including interconnections with Scotland and France.

                  Under the terms of the NEES/NGG Merger Agreement (attached as Exhibit B-1), Grid USA became an indirect, wholly-owned subsidiary of NGG, which will become a registered holding company under the Act. On March 25, 1999, as amended on July 12, 1999, Grid USA (under its former corporate name) and NGG filed an application/declaration with the Commission requesting authority to under take their merger.3 On May 3, 1999, NEES shareholders approved the NEES/NGG Merger with 94 percent of the stock cast in favor of the NEES/NGG Merger. On March 15, 2000, the Commission approved the NEES/NGG Merger, see Holding Co. Act Release No. 27154, and on March 22, 2000, the Merger was consummated.

                  The joint effect of this Transaction and the NEES/NGG Merger will be the creation of a new registered holding company, NGG, which will own a stronger, more efficient U.S. electric utility business formed through the consolida tion of Grid USA and EUA.4

--------

3        See Holding Co. Act Release No. 26994 (Mar. 31, 1999).

4 The effects of the merger of Grid USA and NGG in conjunction with the Transaction are addressed at various points in this
          Application/Declaration.

         1.       General Request

                  In connection with the Transaction, Applicants, pursuant to Sections 6, 7, 9(a)(1), 10, 11, 12, and 13 of the Act and the rules thereunder, hereby request authorizations and approvals from the Commission with respect to the following:

        o The acquisition by LLC of all of the issued and outstanding EUA common shares, and the indirect acquisition of EUA common shares by Grid USA through its wholly-owned subsidiary, LLC;

        o The merger of Grid USA and EUA, with Grid USA being the surviv ing entity;

        o         The mergers of Eastern Edison and Mass. Electric, with Mass.
                  Electric being the surviving entity; NEP and Montaup,5 with NEP being the surviving entity; and Blackstone, Newport, and Narragansett, with Narragansett being the surviving entity; (the 6 5/8% Preferred Stock of Eastern Edison to be mandatorily exchanged for a new issue of preferred stock of Mass. Electric with the same par value, dividend rate, and redemption provisions; the 5 7/8% Pollution Control Revenue Bonds of Eastern Edison to be assumed by Mass. Electric; the parties currently intending that all of the other outstanding publicly held securities of Eastern Edison, Montaup, Blackstone, and Newport will be either redeemed, retired, or defeased);

         o The indirect acquisition by Grid USA of EUA's non-utility businesses through Grid USA's ownership of common shares or equity in those non-utility businesses;

         o The merger of EUA Service Corporation ("EUA Service") into Ser vice Company, with Service Company being the surviving service company, and the former EUA companies entering into service agreements with Service Company in the authorized form;

        o         The issuance of securities related to the mergers of Mass.
                  Electric and Eastern Edison; NEP and Montaup; and Narragansett, Blackstone and Newport. The assumption by Mass. Electric of Eastern Edison's pollution control revenue bonds and preferred stock;

--------

5    See note 10, infra.

         o The assumption by Grid USA of certain guarantees under various debt instruments of EUA and its subsidiary companies (the "EUA Sys tem"), including EUA's guaranty of the long-term debt of EUA Cogenex Corporation ("EUA Cogenex"), EUA Cogenex's equity maintenance agreement and EUA's guaranty of the debt of EUA Ocean State Corporation ("EUA Ocean State");

         o Following the merger of EUA into Grid USA, there will be a time period before merger of EUA subsidiaries into Grid USA subsidiaries, and during such time period, the participation of EUA subsidiaries in the Grid USA money pool; and

         o        Payment of dividends out of capital or unearned surplus.

Applicants further request that the Commission grant such other authority as may be necessary in connection with the Transaction.

                  The Merger is subject to certain customary closing conditions, including the receipt of the approval of EUA's shareholders by an affirmative vote of two-thirds of the outstanding EUA shares. At a meeting of EUA's shareholders on May 17, 1999, the Merger was approved by 76.2 percent of the outstanding EUA shares authorized to vote, and by a total of 97 percent of the votes cast at the meet ing.

                  The Merger also requires receipt of the approval of: (i) the Commission under the Act; (ii) the Federal Energy Regulatory Commission ("FERC"), which approval was granted on September 29, 1999; (iii) the Nuclear Regulatory Commis sion ("NRC"), which approval was granted on February 24, 2000;
(iv) the Vermont Public Service Board (the "VPSB"), which approval was granted on December 15, 1999; and (v) the Connecticut Department of Public Utility Control (the "CDPUC"), which approval was granted on October 27, 1999.6

--------

6 In mid-November 1999, Montaup sold its ownership interest in the Seabrook Nuclear Plant located in New Hampshire and is no longer regulated by the New Hampshire Public Utilities Commission ("NHPUC"). Therefore, NHPUC approval of the Transaction is not required. The NHPUC, however, has asserted jurisdiction over the acquisition by NGG of all of the common shares of Grid USA (which transaction was reviewed by the Commission in File No. 70-9473). The NHPUC approved that acquisition, concluding that the acquisition of Grid USA by NGG will not result in any net harm to New Hampshire ratepayers. A copy of the NHPUC order is attached as Exhibit D-
     5.2 to the Application/Declaration in File No. 70-9473.)

                  Although the merger of the parent companies is not subject to the jurisdiction of the Rhode Island Public Utilities Commission ("RIPUC"), the RIPUC has jurisdiction over the retail rate plan associated with the combination of Blackstone and Newport into Narragansett. The RIPUC has informally approved Applicants' retail rate plan in an open meeting and a final order formalizing such approval is expected in the coming days. Applicants will amend this Applica tion/Declaration to include that order when it is issued. Additionally, pursuant to Chapter 247 of the Acts of 1999 of the General Assembly of the State of Rhode Island and the Providence Plantations (99-H 6374 am), enacted July 1, 1999, the Rhode Island Division of Public Utilities and Carriers ("RIDIV") approved on February 25, 2000, the merger of Blackstone and Newport into Narragansett (condi tional on the RIPUC also giving their approval to the above rate plan).

                  While the approval of the Massachusetts Department of Telecommu nications and Energy ("MDTE") is not required for the Transaction, the MDTE has jurisdiction over the consolidation of the Massachusetts operating companies and the rate plan for the combined operating companies. The MDTE approved the consoli dation and rate plan for the combined companies on March 14, 2000.7

                  Applicants also filed the requisite notification with the Federal Trade Commission ("FTC") and the Department of Justice ("DOJ") under the Hart-Scott- Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and received clearance under the HSR Act on April 30, 1999. Finally, as a result of the Merger, the consent of the Federal Communications Commission ("FCC") is required to transfer certain licenses held by EUA subsidiaries. The Applicants have been notified that such consent has been granted.


         2.       Overview of the Transaction

                  Pursuant to an Agreement and Plan of Merger, dated as of February 1, 1999 (the "Merger Agreement"), LLC will be merged with and into EUA in accor dance with Section 2 of Chapter 182 and Sections 59 and 62 of Chapter 156C of the Massachusetts General Laws. Upon the execution and filing of a

--------

7 Copies of applications and orders for the above-mentioned FERC, NRC and state proceedings are attached hereto as Exhibits D-1 through D-7.A.

certificate of merger with the Secretary of the Commonwealth of Massachusetts by EUA and LLC, or any later date specified by such certificate (the "Effective Date"), the separate existence of LLC shall cease and EUA will be the surviving entity.

                  Each one percent of the issued and outstanding membership interests in LLC will be converted into one transferable certificate of participation or share in EUA. All EUA shares that are owned by EUA as treasury shares and any EUA shares owned by Grid USA or any other wholly-owned subsidiary of Grid USA will be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered in exchange therefor. The remaining EUA shares issued and outstanding immediately prior to the Effective Date will be cancelled and converted into the right to receive cash in the amount of $31.00 per share (the "Per Share Amount"), as such amount may be adjusted. If the closing of the Merger and the transactions contemplated by the Merger Agreement (the "Closing") have not taken place on or prior to November 17, 1999, the six month anniversary of May 17, 1999, the date on which EUA shareholders' approval was obtained, (the "Adjustment Date"), the Per Share Amount will be increased, for each day after the Adjustment Date up to and including the day which is one day prior to the earlier of the Closing and April 30, 2000, by an amount equal to $0.003.

                  Grid USA intends to consummate the Transaction through use of available cash and funds received from capital contributions from, or issuance of equity to, NGG associated with its acquisition of Grid USA. Grid USA estimates the consideration to be paid in the Transaction to be between $640 and $644 million depending on the closing date.

                  As soon as practicable after the Transaction, Grid USA and EUA plan to merge the Grid USA and EUA holding companies (with Grid USA becoming the surviving holding company). In order to consolidate the underlying operating companies in each state and the two service companies, Narragansett will merge with Blackstone and Newport, with Narragansett the surviving company. Mass. Electric will merge with Eastern Edison, with Mass. Electric the surviving company. NEP will merge with Montaup, with NEP the surviving company. EUA Service and Service Company also will be merged, with Service Company the surviving company.

B.       Description of the Parties to the Transaction

         1.       General Description

                  a.       Grid USA

                  Grid USA was organized on March 22, 2000, as a Delaware corpora tion. Prior to that date, Grid USA operated as the New England Electric System, a voluntary association created under the laws of the Commonwealth of Massachusetts ("NEES"). A copy of Grid USA's Articles of Incorporation and bylaws are attached hereto at Exhibit A-1.A and A-1.B. Grid USA's principal executive office is located at 25 Research Drive, Westborough, Massachusetts 01582.

                  Grid USA is a registered public utility holding company, and Grid USA and its subsidiaries are subject to the broad regulatory provisions of the Act administered by the Commission. Various Grid USA subsidiaries also are subject to regulation by (i) the FERC under the Federal Power Act (the "FPA"), with respect to wholesale sales and transmission of electric power, construction and operation of hydroelectric projects, and accounting and other matters, and
(ii) various state regulatory commissions (as discussed below). In addition, the activities of nuclear facilities in which Grid USA and its subsidiaries have ownership interests are regulated by the NRC.

                  On a consolidated basis as of September 30, 1999, Grid USA had total assets of $4.9 billion, net utility assets of $2.5 billion, total operating revenues of $2.51 billion, utility operating revenues of $2.14 billion, and net income of $148.9 million. Grid USA owns all of the voting securities of the following four distribution subsidiaries: Mass. Electric, Narragansett, Granite State, and Nantucket (collectively, the "Electricity Delivery Companies"). Grid USA also owns 99.57 percent of the outstanding voting securities of its principal transmission subsidiary, NEP. To gether, the Electricity Delivery Companies and NEP constitute a single integrated electric utility system (the "Grid USA System") that is directly interconnected with other utilities in New England and New York State, including EUA, and indirectly interconnected with utilities in Canada. The Grid USA System covers more than 4,500 square miles with a population of approximately 3,000,000. At December 31, 1999, Grid USA and its subsidiaries had approximately 3,825 employees. A map marking the entire Grid USA service area is attached as Exhibit E-4.

                  Mass. Electric is a public utility company engaged in the delivery of electricity to approximately 990,000 customers in an area comprising approximately 43 percent of Massachusetts. The Mass. Electric service area consists of 146 cities and towns, including the highly diversified commercial and industrial cities of Worcester, Lowell and Quincy. The population of the service area is approximately 2,160,000, or 36 percent of the total population of the state. During 1999, 42 percent of Mass. Electric's revenues from the sale of electricity was derived from residential customers, 38 percent from commercial customers, 19 percent from industrial customers, and 1 percent from others. In 1999, the utility's 20 largest customers accounted for approximately 7 percent of its electric revenues. At September 30, 1999, Mass. Electric had total assets of $1.41 billion, operating revenues of $1.4 billion and net income of $59.3 million. Mass. Electric is subject to regulation by the FERC and the MDTE.

                  Narragansett is a public utility company engaged in the delivery of electricity to approximately 339,000 customers in Rhode Island. Narragansett's service territory, which includes urban, suburban and rural areas, covers approxi mately 839 square miles, or 80 percent of the area of the state, and encompasses 27 cities and towns, including Providence, East Providence, Cranston, and Warwick. The population of the service area is approximately 725,000, which represents approximately 72 percent of the total population of the state. During 1999, 44 percent of Narragansett's revenues from the sale of electricity was derived from residential customers, 41 percent from commercial customers, 13 percent from industrial customers, and 2 percent from others. In 1999, the 20 largest customers of Narragansett accounted for approximately 10 percent of its electric revenues. At September 30, 1999, Narragansett had total assets of $673.4 million, operating revenues of $456.1 million, and net income of $29.7 million. Narragansett is subject to the regulation of the FERC, the RIPUC and the RIDIV.

                  Granite State is a public utility company engaged in the delivery of electricity to approximately 37,000 customers in 21 New Hampshire communities. The Granite State service territory has a population of approximately 73,000 and includes the Salem area of southern New Hampshire and several communities along the Connecticut River. During 1999, 47 percent of Granite State's revenues from the sale of electricity was derived from commercial customers, 38 percent from residen tial customers, 14 percent from industrial customers, and 1 percent from others. In 1999, the 10 largest customers of Granite State accounted for approximately 17 percent of its electric revenues. At September 30, 1999, Granite State had total assets of $65.0 million, operating revenues of $60.6 million, and net income of $2.8 million. Granite State is subject to the regulation of the FERC and the NHPUC.

                  Nantucket provides electric delivery service to approximately 10,000 customers on Nantucket Island, which has a year-round population of approximately 6,000 and a seasonal tourist population that peaks at approximately 40,000 during the summer. Nantucket's service area covers the entire island. During 1999, 62 percent of Nantucket's revenues from the sale of electricity was derived from residential customers, 37 percent from commercial customers and 1 percent from others. At the end of 1998, Nantucket had total assets of $44.0 million, operating revenues of $15.1 million, and net income of $500,000. (Interim financials are not available for Nantucket.) Nantucket is subject to the regulation of the FERC and the MDTE.

                  NEP is engaged in purchasing, transmitting and selling electric energy at wholesale. In 1998, 98 percent of NEP's revenues from the sale of electricity was derived from sales for resale to affiliated companies and 2 percent from sales for resale to municipal and other utilities. NEP recently has completed the sale of substantially all of its non-nuclear generating business and currently is attempting to sell its minority interests in three operating nuclear power plants and one fos sil-fueled generating station in Maine.8 With the sale of its non-nuclear generating business, NEP is principally an electric transmission company. At September 30, 1999, NEP had total assets of $2.28 billion, operating revenues of $586.2 million and net income of $70.7 million. NEP is subject, for certain purposes, to regulation by the Commission, the FERC, the NRC, the MDTE, the NHPUC, the VPSB, the CDPUC, and the Maine Public Utilities Commission (the "MPUC").9

                  NEET is a wholly-owned subsidiary of Grid USA. NEET owns and operates a direct current/alternating current converter terminal facility for the first phase of the Hydro-Quebec and New England interconnection (the "Interconnec tion") and six miles of high voltage direct current transmission line in New Hamp shire. NEET, Mass. Hydro (described below) and N.H. Hydro

--------

8 NEP also is a holding company because it owns more than 10 percent of the outstanding voting securities of Vermont Yankee Nuclear Power Corporation ("Vermont Yankee"), the licensed operator of the Vermont Yankee nuclear facility. NEP also has minority interests in Yankee Atomic Electric Com pany ("Yankee Atomic"), Maine Yankee Atomic Power Company ("Maine Yankee") and Connecticut Yankee Atomic Power Company ("Connecticut Yankee"), all of which permanently have ceased operations. NEP is an exempt holding company under the Act. Yankee Atomic Electric Company, Holding Co. Act Release No. 13048 (Nov. 25, 1955).

9 The MPUC does not have jurisdiction to review the Merger since NEP is a foreign utility company but is not subject to general regulation by the MPUC as a domestic utility. NEP is a joint owner of a generating plant located in Maine and is interested in selling its ownership interest, but at this time does not have a purchaser. The plant's domestic utility joint owners are also endeavoring to sell their interests in this plant. Montaup sold its interest in this plant during 1999.

(described below) together own and operate, on behalf of New England Power Pool ("NEPOOL") participants in the second phase of the Interconnection, a 450 kV direct current transmission line and related terminals. At September 30, 1999, NEET had total assets of $31.8 million, operating revenues of $9.1 million and net income of $757,000.

                  N.H. Hydro, in which Grid USA holds 53.97 percent of the common stock, operates 121 miles of high-voltage direct current transmission lines in New Hampshire for the second phase of the Interconnection, extending to the Massachu setts border. At September 30, 1999, N.H. Hydro had total assets of $129.3 million, operating revenues of $30.7 million and net income of $4.5 million.

                  Mass. Hydro, 53.97 percent of the voting stock of which is held by Grid USA, operates a direct current/alternating current terminal and related facilities for the second phase of the Interconnection and 12 miles of high-voltage direct current transmission lines in Massachusetts. At September 30, 1999, Mass. Hydro had total assets of $155.7 million, operating revenues of $35.5 million and net income of $7.3 million.

                  LLC, a Massachusetts limited liability company, exists solely for the purpose of effecting this Transaction by merging with and into EUA.

                  Narragansett, Mass. Electric , Granite State, and NEP (and a Grid USA non-utility subsidiary, AllEnergy (described below)) are participants of NEPOOL. The NEPOOL Agreement provides for coordination of the operation of the generation and transmission facilities of its members. The NEPOOL Agreement incorporates generating installed capability obligations and an open access transmis sion tariff. The NEPOOL Agreement further provides for New England-wide central dispatch of generation by the Independent System Operator ("ISO"). Through NEPOOL, reserves are established on a region-wide rather than an individual company basis.

                  In June 1997, the FERC ordered the creation of the ISO-New Eng land. ISO-New England was activated on July 1, 1997 and has been operating the control area since that time. It operates under contract with NEPOOL and is gov erned by an independent Board of Directors. NEPOOL's Open Access Transmission Tariff ("NOATT"), which covers service across pool transmission facilities, went into effect, subject to refund, in March 1997. Parts of the NOATT have been disputed, but were subsequently settled.

                  The FERC issued an order in December 1998 accepting the basic structure of the NEPOOL markets. In May 1999, NEPOOL and ISO-New England commenced implementation of the NEPOOL competitive system. As ordered by the FERC, NEPOOL is currently working to develop a Congestion Management System and a Multi-Settlement System, which will be filed at the FERC by March 31, 2000.

                  b.       EUA

                  EUA was organized and exists under a Declaration of Trust dated April 2, 1928, as amended, in the Commonwealth of Massachusetts. A copy of the EUA Declaration of Trust, as amended, is incorporated by reference as Exhibit A-2. EUA's principal executive office is located at 750 West Center Street, West Bridgewater, Massachusetts 02379.

                  EUA operates as a registered holding company pursuant to the Act. At the end of 1999, the EUA System served approximately 309,000 retail customers in Massachusetts and Rhode Island. As a registered public utility holding company, EUA and its subsidiaries are subject to the broad regulatory provisions of the Act administered by the Commission. Various EUA subsidiaries also are subject to regulation by (i) the FERC under the FPA with respect to wholesale sales and transmission of electric power, accounting and other matters and (ii) various state regulatory commissions (as discussed below). In addition, the activities of nuclear facilities in which EUA has ownership interests are regulated by the NRC.

                  The common shares, par value of $5 per share, of EUA are listed on the New York and Pacific Exchanges. At December 31, 1999, there were 20,435,997 EUA common shares outstanding. On a consolidated basis at the end of 1999, EUA had total assets of $1.5 billion, net utility assets of $454.0 million, operating reve nues of $553.8 million, utility operating revenues of $499.7 million, net income of $19.2 million, and utility net income of $37.8 million

                  At December 31, 1999, EUA directly owned all of the common stock of the following electric public utility companies: Blackstone, Eastern Edison and Newport. On February 17, 2000, Eastern Edison transferred its ownership of Montaup to EUA.10 At December 31, 1999, Blackstone, Eastern Edison,

--------

10 On July 14, 1999, EUA filed an application (File No. 70-9527) with the Commission seeking authority for Eastern Edison to transfer to EUA, and for EUA to acquire from Eastern Edison, all of Eastern Edison's investment in Montaup's capitalization, so that EUA will become the direct parent of Montaup. This application was approved by the Commission on February 4, 2000, see Holding Co. Act Release No. 27131, and the transfer of Montaup from Eastern Edison to EUA was consummated with a filing at the MDTE on February 17, 2000.

Newport, and Montaup together had 522 employees; EUA Service had an additional 317 employees. A map marking the entire EUA service area is attached as Exhibit E-4.

                  Blackstone was organized in 1912 under the laws of the State of Rhode Island. Blackstone serves a territory of approximately 150 square miles in portions of northern Rhode Island with a population of approximately 207,000. As of December 31, 1999, Blackstone furnished retail electric service to approximately 87,000 customers. At the end of 1999, Blackstone had total assets of $152.0 million, operating revenues of $127.1 and net income of $5.5 million. Blackstone is subject to the regulation of the FERC, the RIDIV and the RIPUC.

                  Eastern Edison was organized in 1883 under the laws of the Com monwealth of Massachusetts. Eastern Edison supplies electric service in 22 cities and towns in southeastern Massachusetts. Eastern Edison's retail electric service territory covers approximately 392 square miles and has an estimated population of approximately 463,000. At December 31, 1999, Eastern Edison served approxi mately 188,000 retail customers. On a consolidated basis at the end of 1999, Eastern Edison had total assets of $1.0 billion, operating revenues of $394.6 million and net income of $27.5 million. Eastern Edison is subject to the regulation of the FERC and the MDTE.

                  Newport serves a territory of approximately 55 square miles and an estimated population of approximately 70,000 in south coastal Rhode Island. Newport supplies retail electric service to approximately 34,000 customers. At the end of 1999, Newport had total assets of $71.3 million, operating revenues of $60.5 million and net income of $4.6 million. Newport is subject to the regulation of the FERC, the RIDIV and the RIPUC.

                  Montaup is a generation and transmission company that supplies electricity at wholesale to Eastern Edison, Blackstone, Newport, and two unaffiliated utilities. Consistent with the electric utility industry restructuring legislation passed in Massachusetts and Rhode Island and settlement agreements approved by regula tors in those states and at the FERC, Montaup had completed by the end of 1999 the transfer of all of its non-nuclear power generation assets and power purchase agreements to various non-affiliated parties. Montaup has minority ownership interests in Vermont Yankee, Connecticut Yankee, Maine Yankee, and Yankee Atomic. Montaup also owns minority interests in

Millstone 3. Yankee Atomic, Connecticut Yankee and Maine Yankee have shut down operations permanently and are in the process of decommissioning. In addition, Montaup continues to attempt to sell its interests in Vermont Yankee and Millstone 3. At the end of 1999, Montaup had total assets of $801.5 million, operating revenues of $263.3 million and net income of $13.8 million. Montaup is subject to the regulation of the FERC, and the NRC, and to limited regulation by the MPUC, the CDPUC, the VPSB, and the MDTE.

         2.       Description of Facilities

                  a.       Grid USA

                           i.       General

                  For the year ending December 31, 1999, Grid USA and its utility subsidiaries sold 25,815 million kWh of electric energy (at retail or wholesale).

                           ii.      Electric Generating Facilities and Resources

                  Pursuant to a settlement agreement with the RIPUC and a settlement agreement approved by the MDTE in connection with the electric utility restructuring undertaken in their respective states, NEP and Narragansett entered into an agreement to sell all their generating assets. On September 1, 1998, NEP and Narragansett completed the sale of substantially all of their non-nuclear generating business to USGen New England, Inc. ("USGen"), an indirect wholly-owned subsidiary of PG&E Corporation. The non-nuclear generating business included three fossil-fueled and 15 hydroelectric generating stations, totaling approximately 4,000 megawatts ("MW") of capacity, as well as Grid USA's 100 percent interest in Narragansett Energy Resources Company, a 20 percent general partner in the Ocean State Power project, all of which had a book value of $1.1 billion at the time of sale. USGen also purchased NEP's entitlement to approximately 1,100 MW of power procured under long-term contracts.

                  NEP currently owns interests in six nuclear generating facilities. As noted above, the nuclear plants owned by Yankee Atomic, Maine Yankee and Connecticut Yankee have been shut down permanently. NEP currently is attempting to sell its minority ownership interests in three other nuclear power plants, Vermont Yankee, Millstone 3 and Seabrook 1, and a 60 MW interest in a fossil-fueled generating station in Maine. Vermont Yankee has entered into an agreement with AmerGen Energy Co., LLC to sell its nuclear assets, subject to receipt of regulatory approvals. NEP has entered into a settlement agreement with Northeast Utilities providing that, among other things, NEP's share of Millstone 3 will be included in Northeast's planned auction of the facility.

                           iii.     Electric Transmission Facilities

                  At December 31, 1999, NEP's integrated transmission system consisted of 2,236 circuit miles of transmission lines, 108 substations with an aggregate capacity of 13,209,382 kVA and 7 pole or conduit miles of distribution lines.

                  At December 31, 1999, Narragansett owned 325 circuit miles of transmission lines, 226 substations with an aggregate capacity of 3,643,088 kVA, 54,229 line transformers with the capacity of 2,443,143 kVA, and 4,713 pole or conduit miles of distribution lines.

                  At December 31, 1999, Mass. Electric owned 83 circuit miles of transmission lines, 222 substations with an aggregate capacity of 3,221,931 kVA, 150,124 line transformers with the capacity of 8,624,264 kVA, and 17,574 pole or conduit miles of distribution lines.

                  b.       EUA

                           i.       General

                  For the year ending December 31, 1999, EUA and its utility subsidiaries sold 5,694 million kWh of electric energy (at retail or wholesale).

                           ii.      Electric Generating Facilities and Resources

                  By the end of 1999, pursuant to settlement agreements approved by federal and state regulators, Montaup had completed the transfer of all of its non- nuclear power generation assets and power purchase agreements to various non- affiliated parties in connection with electric utility restructuring undertaken in Massachusetts and Rhode Island. At the end of 1998, Montaup sold several diesel- powered generating units (totaling approximately 16
MW) owned by Newport to Illinois-based Wabash Power Equipment Company for approximately $6.4 million and its 50 percent share (approximately 280 MW) of Unit 2 of the Canal generating station in Sandwich, Massachusetts to Southern Energy Canal, LLC, an indirect subsidiary of The Southern Company, for approximately $75 million. On April 7, 1998, Montaup entered into an agreement to transfer power purchase contracts for approximately 170 MW of output from Ocean State Power I and Ocean State Power II to TransCanada Power Marketing

Ltd., an indirect subsidiary of TransCanada Pipelines Limited; the transfer was effective June 1, 1999. On December 21, 1998, Montaup entered into an agreement to transfer purchase power contracts totaling approximately 177 MW to Constellation Power Source, Inc., a wholly owned affiliate of the Baltimore Gas and Electric Company; the transfer will become effective on September 1, 1999. On April 26, 1999, Montaup completed the sale of its 170 MW Somerset Generating Station, located in Somerset, Massachusetts, to Somerset Power, LLC, an indirect subsidiary of NRG, Inc. for approximately $55 million. In June of 1999, Montaup completed the sale of its and Newport's combined 2.6 percent (approximately 16
MW) share of the W.F. Wyman Unit 4 in Yarmouth, Maine to FPL Energy Wyman IV LLC, an indirect subsidiary of the Florida-based FPL Group, Inc., for $2.4 million. Also in June of 1999, Blackstone sold its hydroelectric facility in Pawtucket, Rhode Island (approximately 1 MW) to Pawtucket Hydropower LLC, an affiliate of Putnam Hydropower Inc.

                  In July 1999, in connection with Entergy Nuclear Generation Company's acquisition of Pilgrim Station from Boston Edison, Montaup agreed to a buy-out of its power purchase agreement (approximately 73 MW) with Boston Edison. As a condition of the termination, Montaup entered into a reduced term power purchase contract for Pilgrim Station power with Entergy Nuclear Generation Company.

                  In November 1999, Montaup completed the transfer of its ownership interest in the Seabrook Station nuclear power plant to Little Bay Power Corporation, a subsidiary of BayCorp Holdings, Ltd. Also in November 1999, Vermont Yankee agreed to sell its 540 MW nuclear unit to AmerGen Energy Co., LLC, subject to receipt of regulatory approvals.

                  EUA's only remaining generating capacity is approximately 58 MW from its ownership share of the Millstone 3 nuclear facility. Montaup has entered into a settlement agreement with Northeast Utilities, settling a number of outstanding issues with respect to Millstone and providing that Montaup's share of Millstone 3 will be included in Northeast's planned auction of the facility.

                           iii.     Electric Transmission Facilities

                  The EUA transmission system consists of approximately 7,100 miles of transmission and distribution lines and 84 substations located in the cities and towns served. Blackstone owns approximately 1,700 miles of transmission and distribution lines and 26 substations. Eastern Edison and Montaup own approximately 4,600 miles of transmission and distribution lines and 44 substations. Newport owns approximately 800 miles of transmission and distribution lines and 14 substations.

         3.       Non-Utility Businesses

                  a.       Grid USA

                  The following provides a summary of each of the non-utility companies in which Grid USA has an ownership interest:

                           i.       New England Hydro Finance Company, Inc.

                  New England Hydro Finance Company, Inc. ("N.E. Hydro Finance"), owned in equal shares by Mass. Hydro and N.H. Hydro, provides the debt financing required by Mass. Hydro and N.H. Hydro to fund the capital costs of their participation in the Interconnection.

                           ii.      NEES Communications, Inc.

                  NEES Communications, Inc. ("NEESCom") is a wholly-owned subsidiary of Grid USA that provides telecommunications and information-related products and services. NEESCom was established to allow Grid USA to participate in the growing telecommunications industry. NEESCom, an exempt telecommunications company, is not regulated under the Act and has a license issued by and is subject to regulation by the FCC. NEESCom plans to focus on the fiber optics cable and infrastructure sectors of the telecommunications industry. At the end of 1998, NEESCom had total assets of $12.6 million, operating revenues of $100,000 and a net loss of $1.2 million. (Interim financial statements are not available for NEESCom.)

                           iii.     Wayfinder Group, Inc. (formerly NEES Global,
                                    Inc.)

                  Wayfinder Group, Inc. ("Wayfinder") is a wholly-owned non-utility subsidiary of NEES which provides consulting services and product licenses to unaffiliated utilities in the areas of electric utility restructuring and customer choice. At the end of 1998, Wayfinder had total assets of $23.3 million, operating revenues of $5.0 million and a net loss of $1.1 million. (Interim financial statements are not available for Wayfinder.)

                           iv.      NEES Energy, Inc.

                  NEES Energy, Inc. ("NEES Energy") is a wholly-owned marketing subsidiary of Grid USA. At September 30, 1999, NEES Energy had total assets of $195.1 million, operating revenues of $358.8 million and a net loss of $10.3 million.

                           v.       AllEnergy Marketing Company, L.L.C.

                  AllEnergy Marketing Company, L.L.C. ("AllEnergy") is an indirect, wholly-owned subsidiary of Grid USA. NEES Energy owns 100 percent of the voting securities of AllEnergy. AllEnergy, a member of NEPOOL, markets energy commodities (natural gas, propane, and oil) and provides a wide range of energy- related services, including but not limited to, marketing, brokering and sales of energy, audits, fuel supply, repair, maintenance, construction, operation, design, engineering, and consulting. AllEnergy also owns Texas Liquids LLC, which is principally a propane and natural gas marketer with its home office in New Jersey. On February 12, 1999, Grid USA and AllEnergy acquired Griffith Consumers Company, a full service distributor of residential and commercial heating oil in Washington, D.C., and in parts of Maryland, Delaware, Virginia, and West Virginia. On July 1, 1999, AllEnergy acquired Texas-Ohio Gas, Inc., a unit of Denver-based New Century Energies that sells gas to about 3,000 commercial and industrial customers in the Northeast of the United States.

                           vi.      Granite State Energy, Inc.

                  Granite State Energy, Inc. ("Granite State Energy") is a wholly- owned, non-utility marketing subsidiary of Grid USA that participated in the New Hampshire retail choice pilot program. At the end of 1998, Granite State Energy had total assets of $300,000, operating revenues of $700,000, and no net income. (Interim financial statements are not available for Granite State Energy.)

                              vii. Service Company

                  Service Company, wholly-owned by Grid USA, is a service company pursuant to Section 13 of the Act. Service Company has contracted with Grid USA and its subsidiaries to provide, at cost, such administrative, engineering, construction, legal, and financial services as Grid USA and its subsidiaries request pursuant to a service agreement approved by the Commission in accordance with the requirements of Rule 90. At September 30, 1999, Service Company had total assets of $131.6 million and net income of $1.8 million.

                           viii.    NEEI

                  As part of Grid USA's plan to divest its generating business, NEEI, wholly-owned by Grid USA, sold its oil and gas properties in February 1998. NEEI is currently inactive.

                            ix. Metrowest Realty LLC

                  Metrowest Realty LLC, wholly-owned by Grid USA, owns the headquarters complex of Grid USA and its subsidiaries. The complex is located in Westborough, Massachusetts. Metrowest Realty LLC also owns the North Andover, Massachusetts service center occupied by Mass. Electric.

                  b.       EUA

                  EUA directly owns all of the common stock of the following non- utility companies: EUA Cogenex, EUA Energy Investment Corporation ("EUA Energy"), and EUA Ocean State. In addition, EUA directly owns all of the common stock of EUA Service, a service company pursuant to Section 13 of the Act.

                           i.       EUA Cogenex

                  EUA Cogenex is an energy services company that employs energy efficient technology and equipment intended to reduce the energy consumption and costs of its customers. Such technology and equipment include: building automation systems, lighting modifications, boiler and chiller replacements, and other mechanical measures such as motors and drives. EUA Cogenex also serves public and private multi-family housing through its subsidiary, EUA Citizens Conservation Services, Inc., of which EUA Cogenex holds all voting control. In addition, EUA Cogenex owns 100 percent of the voting stock of EUA Cogenex West (formerly EUA Highland Corporation), an energy services company that provides energy conservation services in Colorado, Texas, Ohio, North Carolina, and certain mid- western states. EUA Cogenex also holds all voting control of Northeast Energy Management, Inc., a demand side management company, and EUA Cogenex- Canada, Inc. (which holds 100 percent voting control of EUA Cogenex-Canada Energy Services, Inc., a company formed to participate in a marketing and development joint venture with Monenco Agra, an Ontario-based engineering firm). As of December 31, 1999, EUA Cogenex held 50 percent of the voting control and acted as managing general partner of the following partnerships which operate and monitor existing demand side management and/or energy management services contractual obligations, but do not develop new business: EUA WestCoast L.P., EUA Energy Capital and Services I, EUA Energy Capital and Services II, EUA FRC II Energy Associates, and Micro Utility Partners of America. As of December 31, 1999, EUA Cogenex also held 50 percent of the voting power in APS Cogenex L.L.C., a limited liability company formed to develop, engineer and construct projects at the National Cancer Institute in Army Garrison at Fort Detrick, Maryland.

                  At December 31, 1999, EUA Cogenex employed 95 persons in its operations and had total consolidated assets of $128.9 million, operating revenues of $49.4 million, and a net loss of $6.4 million. In June 1999, the management of EUA Cogenex decided to divest certain of its non-core businesses and activities including EUA Citizens Conservation Services, Inc. ("EUA Citizens") and the EUA/DAY division and to discontinue the operations of the DAYMetrix division. On December 30, 1999, EUA Cogenex sold the assets of the EUA/DAY division to its existing management for $1.5 million in cash plus the assumption of certain liabilities. As a result of the sale of the EUA/DAY division and its energy control software application and related technologies division, as well as the corresponding cessation of DAYMetrix, EUA Cogenex recorded after tax charges of $3.3 million in 1999. EUA Cogenex also has entered into a letter of intent with a third party for the sale of the assets of EUA Citizens.

                           ii.      EUA Energy

                  EUA Energy invests in energy-related projects. EUA Energy currently holds 9.9 percent of the voting power of Separation Technologies, Inc., which markets and installs its own proprietary equipment for separating unburned carbon from coal fly-ash. Separation Technologies, Inc., is the only active investment of EUA Energy.

          During 1999, three of EUA Energy's wholly-owned subsidiaries, EUA TransCapacity, Inc., Eastern Unicord Corporation, and EUA Compression Services, Inc. were dissolved. Prior to it's dissolution, EUA TransCapacity, Inc. sold in August of 1999 all of its assets in TransCapacity L.P. and then dissolved the limited partnership. EUA Energy will not have any further obligations or commitments to TransCapacity L.P., its employees, or its successor. the after-tax loss of $900,000 to EUA Energy in the third quarter of 1999 on this transaction was offset by previously-established liabilities at EUA's parent company. On September 30, 1999, EUA Energy also sold certain of Renova LLC's assets to its management. EUA Energy recorded in the second quarter of 1999 an after-tax charge of approximately $3.5 million for the Renova LLC sale.

          EUA Energy currently retains 100 percent voting power in EUA BIOTEN, Inc. ("EUA BIOTEN"), which was formed to develop biomass-fueled generating units and which owns 100 percent of the common stock of BIOTEN Operations, Inc., a Tennessee corporation that owns a demonstration facility in Red Boiling Springs, Tennessee and BIOTEN G.P.M., a corporation organized under the laws of Mauritius, India.

          EUA BIOTEN previously executed an agreement with the management of BIOTEN Partnership to, among other things, extend through December 31, 1999, the right of the management to purchase all of the assets of BIOTEN Partnership Due to the inability of the management to attain financing and exercise the purchase option, BIOTEN Partnership was dissolved and its assets were distributed to BIOTEN which is currently negotiating with a third party for the sale of those assets. EUA Energy recorded an after-tax charge to its earnings in the second quarter of 1999 of approximately $9.5 million as a result of this asset impairment.

                  At the end of 1999, EUA Energy had total assets of $15.1 million, operating revenues of $4.7 million, and a net loss of $17.3 million.

                              iii. EUA Ocean State

          EUA Ocean State owns a 29.9 percent partnership interest in the northern Rhode Island-based Ocean State generating station's two gas-fired generating units, Ocean State Power I and Ocean State Power II. At the end of 1999, EUA Ocean State had total assets of $48.9 million and net income of $3.9 million. On February 14, 2000 EUA entered into a Letter of Intent with TransCanada Energy Ltd for the sale of Ocean State Power I and Ocean State Power II.

                             iv. EUA Energy Services

                  EUA Energy Services marketed energy and energy-related services and was dissolved in 1999.

                            v. EUA Telecommunications

                  EUA Telecommunications provided telecommunications and information services and was dissolved in 1999.

                           vi.      EUA Service

                  EUA Service is a service company pursuant to Section 13 of the Act. EUA Service provides various accounting, financial, engineering, planning, data processing, and other services to all EUA System companies in accordance with the requirements of Rule 90. At the end of 1999, EUA Service had total assets of $38.6 million and net income of $250,000.

                           vii.     Eastern Edison Electric Company

                  Eastern Edison Electric Company was originally formed as part of EUA's efforts to consolidate its subsidiaries. Eastern Edison Electric Company, however, has been inactive for over six years and was dissolved in 1999.

C.       Description of Transaction

         1.       Background

                  In late May, 1998, the EUA board of trustees (the "EUA Board") met to review EUA's strategic options for future operations. The EUA Board decided to open communications with selected electric utilities in the region in an attempt to determine their interest in discussing some type of business combination. In December 1998, EUA contacted Grid USA to explore Grid USA's interest in discussing a possible business combination. After intensive negotiations between Grid USA and EUA, the EUA Board held special meetings on January 31, 1999 and February 1, 1999, to review and consider the proposals received from Grid USA. After presentations by the EUA Board's legal and financial advisors, and a full discussion and analysis by the EUA Board, the EUA Board (1) determined that it was in the best interests of EUA's shareholders, employees and customers for EUA to enter into a business combination with Grid USA; (2) determined that the terms of the Merger were fair to, and in the best interests of, EUA shareholders; and (3) authorized, approved and adopted the proposed agreement and plan of merger and the transaction contemplated by the Merger Agreement, and the execution and delivery of the Merger Agreement. EUA was advised that Grid USA obtained the consent of NGG to enter into the Merger Agreement, and on the morning of February 1, 1999, at the conclusion of the EUA Board meeting and prior to the opening of markets, EUA and Grid USA executed and delivered the Merger Agreement.

         2.       Merger Agreement

                  The Merger Agreement provides for the merger of LLC with and into EUA, with EUA as the surviving entity. The Merger Agreement is incorporated by reference as Exhibit B-4.

                  Under the terms of the Merger Agreement, each outstanding common share of EUA (and collectively, the "EUA Common Shares"), other than shares, if any, owned by EUA as treasury shares, or by Grid USA, LLC or any other wholly-owned subsidiary of Grid USA, will be converted into the right to receive cash in the amount of $31.00 per share. If the Closing does not occur on or prior to the Adjustment Date, then the per share amount will be increased by an amount equal to $0.003 for each day after the Adjustment Date, up to and including the day which is one day prior to the earlier of the Closing and April 30, 2000. The Merger Agreement may be terminated under certain circumstances, some of which provide for the payment of termination fees.

                  The Transaction is subject to customary closing conditions, including the approval of the holders of two-thirds of the outstanding EUA Common Shares and all necessary governmental approvals, including that of the Commission. The Transaction has been approved by the Grid USA Board of Directors, the EUA Board and the Members of LLC. On May 17, 1999, EUA shareholders approved the Merger, with 97 percent of the shareholders that voted casting ballots in favor of the Merger.

                  Because the acquisition of EUA is for cash, the conditions for pooling of interest accounting are not met with regard to the Transaction. The Transaction will be accounted for as a purchase in accordance with generally accepted accounting principles. The conversion of EUA Common Shares into the right to receive the Merger consideration pursuant to the Merger Agreement will be treated as a taxable sale of such shares for United States federal income tax purposes (and also may be a taxable transaction under applicable state, local, foreign, and other tax laws).

D.       Management and Operations Following the Transaction

                  As noted above, as soon as practicable after the Merger, Grid USA and EUA plan to merge the Grid USA and EUA holding companies, with Grid USA as the surviving holding company. Subject to the receipt of state regulatory approvals, as necessary, Narragansett will merge with Blackstone and Newport, with Narragansett the surviving company; Eastern Edison will merge with Mass. Electric, with Mass. Electric the surviving company; and Montaup will merge with NEP, with NEP the surviving company. Finally, to lower administrative costs, EUA Service and Service Company will be consolidated, with Service Company the surviving company. After the Merger, the surviving companies will be managed and operated in a manner similar to the current operations.

ITEM II.  FEES, COMMISSIONS AND EXPENSES

                  The fees, commissions and expenses that shall be paid or incurred, directly or indirectly, in connection with the Transaction are estimated as follows:

                                                                      Thousands

Accountants' fees....................................................$   400,000
Legal fees and expenses..............................................  2,900,000
Investment bankers' fees and expenses................................  7,700,000
Consulting fees......................................................    300,000
Miscellaneous .......................................................    100,000
                                                                      ----------

     Total........................................................... 11,400,000


ITEM III.  APPLICABLE STATUTORY PROVISIONS

                  The following Sections of the Act and Commission rules relate to the Transaction:

Section or Rule
Under the Act                 Action to Which Section or Rule Relates

6, 7 and rules thereunder     Issuance of securities related to the mergers of
                              Eastern Edison with Mass. Electric, Montaup with
                              NEP, and Blackstone and Newport with Narragansett.
                              Assumption by Mass. Electric of Eastern Edison's pollution control revenue bonds, and preferred stock. Grid USA assumption of guarantees under various debt instruments of EUA System companies.
                              Participation of EUA subsidiaries in Grid USA money pool.

9, 10, 11, 12 and rules       Acquisition by Grid USA of LLC and of EUA Common
thereunder                    Shares; indirect acquisition by Grid USA of
                              securities and interests in the business of EUA's subsidiary companies, including the non-utility subsidiaries; payments of dividends out of capital surplus.

13 and rules thereunder       Merger of EUA Service into Service Company with
                              Service Company as the surviving service company.

                  Section 9(a)(1) of the Act provides that unless the acquisition has been approved by the Commission under Section 10, it shall be unlawful for any registered holding company or any subsidiary company thereof "to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." Section 9(a)(1) is applicable to the proposed Transaction because it involves the acquisition by Grid USA of EUA Common Shares, the indirect acquisition by Grid USA of the securities of and interests in the businesses of EUA's subsidiary companies, and the merger of EUA's utility subsidiaries into Grid USA's utility subsidiaries.

                  For the reasons set forth in detail below, the Transaction fully complies with Section 10 of the Act:

     o The Transaction will not create detrimental interlocking relations or a detrimental concentration of control;

     o The consideration and fees to be paid in connection with the Transaction are fair and reasonable;

     o The Transaction will not result in an unduly complicated capital structure for the merged company;

     o The Transaction is in the interests of the public, investors and consumers;

     o    The merged company will be a single integrated public utility system;

     o The Transaction will result in an equitable distribution of voting power among Grid USA's investors and does not unduly complicate the structure of the holding company system;

     o The Transaction tends toward the economical and efficient development of an integrated electric utility system; and

     o    The Transaction will comply with all applicable state laws.

                  Pursuant to Sections 9 and 10, Congress entrusted the Commission with the responsibility for "supervision over the future development of utility-holding company systems." The Southern Co., Holding Co. Act Release No. 25639 (Sept. 23, 1992) ("Southern"). In Section 1(c), the Act directs the Commission to interpret all provisions of the Act to address certain enumerated problems and evils in order to protect the interests of the general public, investors and consumers. As a result, the Commission's mandate under the Act is

"to prevent acquisitions which would be 'attended by the evils which have featured the past growth of holding companies.'" American Elec. Power Co., Holding Co. Act Release No. 20633 (July 21, 1978) (quoting H.R. Rep. No. 1318, 74th Cong., 1st Sess. 16 (1935)). Such evils include the "growth and extension of holding companies [that] bears no relation to economy of management and operation or the integration and coordination of related operating properties."
Section 1(b)(4) of the Act.

                  The Transaction fully complies with the Act and does not prompt any of the concerns that the Act was intended to address. In fact, the Transaction clearly promotes the goals of the Act by creating an integrated merged entity that will benefit the interests of the general public, investors and consumers. Both state and federal regulation will ensure that the interests of the public, investors and consumers continue to be protected.

                  Set forth below are discussions of each of the subsections of
Section 10 of the Act as they relate to the Transaction.

A.       Section 10(b)

                  Section 10(b) of the Act provides that if the requirements of
Section 10(f) are satisfied, the Commission must approve an acquisition under
Section 9(a) unless the Commission finds that:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

                  1.       Section 10(b)(1)

                  Under Section 10(b)(1) of the Act, the Commission shall approve a proposed acquisition unless it finds that the proposed acquisition shall "tend towards interlocking relations or the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." Thus, Section 10(b)(1) does not prohibit a merger merely because it causes interlocking relations or increases concentration of control to some degree. Rather, a merger fails the balancing test set forth in Section 10 only when any detrimental effects from any interlocking relations or concentration of control caused by the merger outweigh the merger benefits.

                            a. Interlocking Relations

                  Any merger creates interlocking relations between previously unrelated companies. As previously noted by the Commission: "[W]ith any addition of a new subsidiary to a holding company system, the Acquisition will result in certain interlocking relationships between [the two merging entities]." Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), modified on other grounds, Holding Co. Act Release No. 25273 (Mar. 15, 1991), aff'd sub nom. City of Holyoke Gas & Elec. Dep't v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("Northeast I"). Such "interlocking relationships are necessary to integrate [the two merging entities.]" Id.

                  As noted above, immediately or shortly after consummation of the Transaction, EUA will cease its corporate existence and its utility subsidiaries will be merged into Grid USA's utility subsidiaries. Because EUA thus will be completely merged into Grid USA and will end its independent existence, no concern about interlocking relations is presented by the Transaction.

                           b. Concentration of Control

                  When considering the issue of concentration of control pursuant to Section 10(b)(1), the Commission "considers various factors, including the size of the resulting system and the competitive effects of the acquisition." Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993), request for reconsideration denied, Holding Co. Act Release No. 26037 (Apr. 28,
1994), remanded sub nom. Cajun Elec. Power Coop. Inc. v. SEC, 1994 WL 704047 (D.C. Cir. Nov. 16, 1994) ("Entergy").

                                     i. Size

                  The Grid USA system following the acquisition of EUA's assets and operations will serve approximately 1.67 million retail electric customers in New England. Based on year-end 1998 figures, the system's annual operating revenues will be approximately $2.96 billion (operating utility revenues of approximately $2.72 billion); and its total assets will be approximately $6.37 billion (utility assets of approximately $3.14 billion).

                  The Commission has approved a number of mergers and acquisitions involving utilities with combined assets and operations exceeding or approximately those of the Grid USA/EUA merged company. See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (merged company assets of approximately $7 billion); Ameren Corp., Holding Co. Act Release No. 26809 (Dec. 30, 1997) (assets of $8.8 billion, utility assets of approximately $6.6 billion); CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21, 1994) (assets of approximately $8 billion, utility assets of approximately $6 billion) ("Cinergy").

                  Following the Transaction, Grid USA will be smaller than Northeast Utilities, another registered holding company operating in New England, and, as illustrated by the following table, will be among the smaller of the registered holding companies.

                      Registered Holding Company Statistics
                            (as of December 31, 1998)
                                      ($MM)

                                                               12 Months'
                                      Consolidated            Consolidated
Holding Company System                   Assets      Rank   Operating Earnings     Rank
----------------------                   ------      ----   ------------------     ----
Southern Co. (E)                        36,192.0       1         11,403.0            2
Entergy Corp. (E)                       22,848.0       2         11,494.8            1
American Electric Power Co. (E)         19,483.2       3          6,345.9            3
GPU Corp. (E)                           16,288.1       4          4,248.8            7
Central and South West Corp. (E)        13,744.0       5          5,482.0            6
Northeast Utilities (E)                 10,387.4       6          3,767.7            8
Cinergy Corp. (E)(G)                    10,298.8       7          5,876.3            4
Ameren (E)(G)                            8,847.4       8          3,318.2           10
New Century Energies (E)(G)              7,672.0       9          3,610.9            9
Columbia Energy Group (G)                6,968.7      10          5,731.8            5
Allegheny Energy, Inc. (E)               6,747.8      11          2,576.4           14
Grid USA/EUA (E)                         6,373.2      12          2,959.3           12
Consolidated Natural Gas Co. (G)         6,361.9      13          2,760.4           13
Conectiv (E)(G)                          6,100.0      14          3,100.0           11
Alliant Energy Corp. (E)(G)              4,959.0      15          2,131.0           15
National Fuel Gas Co. (G)                2,684.5      16          1,248.0           16
Unitil Co. (E)(G)                          376.9      17            149.6           17
PECO Energy Power Co. (E)                  118.0      18             18.5           18

Source:
Holding Companies Registered Under the Public Utility Holding Company Act of 1935 As of July 1, 1999, Report of the Division of Investment Management, United States Securities and Exchange Commission.

Legend
(E): Electric Utility
(G): Gas Utility

                                   ii.  Competition and Antitrust Considerations

                  The Commission's Section 10(b)(1) analysis also must include consideration of federal antitrust policies.11 Were the Commission to determine that an acquisition tends toward the concentration of control of public utility companies, the Commission balances this effect against the benefits of the acquisition to determine whether the acquisition meets the Section 10(b)(1) standards. In the past, the Commission "has approved acquisitions that decrease competition when it concludes that the acquisitions would result in benefits such as possible economies of scale, elimination of the duplication of facilities and activities, sharing of production capacity and reserves, and generally more efficient operations." Northeast I, supra. The Commission also has stated that the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." Id.

                  The Commission has concurrent jurisdiction in assessing the competitive impacts of the Transaction with the DOJ, the FTC, and the FERC. Additionally, the MDTE may inquire into the effects of competition. Applicants filed Notification and Report Forms with the DOJ and the FTC, which contain a description of the Transaction's effects on competition, as required by the HSR Act, and received clearance under the HSR Act on April 30, 1999. In addition, the FERC has concluded in its order approving the Transaction under Section 203 of the FPA, attached hereto as Exhibit D-1.A, that the proposed merger of Grid USA and EUA "does not raise competitive concerns." New England Power Company, 88 FERC P. 61,292 at 12 (1999) (mimeo). In particular, the FERC found the Grid USA system following the acquisition of EUA's assets would have only small interests in, and no operational control over, jointly-owned generating resources within

--------

11   See, e.g., Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25,
     1998) ("Conectiv").

NEPOOL. This lack of control over generation resources, combined with the market rules imposed by the ISO New England, would preclude any ability of Grid USA to exercise market power by withholding output from the energy market. Additional, detailed discussions and testimony explaining that the Transaction will not have any adverse effect on competition are contained in Applicant's FERC application, attached to Exhibit D-1 hereto.

                  The benefits accompanying the Transaction are outlined below in Item III.B.2 and are benefits which the Commission has in other transactions weighed against any concerns about concentration of control. See American Electric Power Co., 46 S.E.C. Docket 1299 (1978). For all of these reasons, Applicants believe that the Transaction will not result in a concentration of control which will be detrimental to the public interest, but instead will offer the potential to facilitate an actual increase in competition in regional electricity markets.

                  2.       Section 10(b)(2)

                  Pursuant to Section 10(b)(2) of the Act, the Commission will approve the Transaction unless it finds that "the consideration, including all fees, commissions and other remuneration, ... is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired."

                          a. Fairness of Consideration

                  When determining whether consideration for an acquisition meets the fair and reasonable test of Section 10(b)(2), the Commission considers various factors. The Commission has considered: (i) the market price at which securities have traded; (ii) whether the purchase price was decided as the result of arm's-length negotiations; and (iii) whether each party's board of directors has approved the purchase price. Finally, the Commission considers the opinions of investment bankers, and the earnings, dividends and book and market value of the shares of the company to be acquired. See American National Gas Co., 43 S.E.C. 203 (1966), Consolidated Natural Gas Co., Holding Co. Act Release No. 25040 (Feb. 14, 1990).

                  Under the standards applied by the Commission in previous utility mergers, the consideration to be paid by Grid USA in the Transaction is reasonable and bears a fair relation to the earnings capacity of the utility assets underlying the EUA Common Shares to be acquired, in compliance with
Section 10(b)(2).

                  Each of the EUA Common Shares will be converted into the right to receive $31.00 per share in cash, plus the possible application of an upward adjustment factor more fully discussed in the Merger Agreement. As shown in the table below, the quarterly data, high and low, for EUA Common Shares provide support for the consideration for each EUA Common Share.


                                                   Dividends
                                                   Paid Per
 EUA                 High           Low           Common Share
                     ----           ---           ------------
1996
First Quarter       24 1/4         20 5/8           $0.400
Second Quarter      21 7/8         18 1/2            0.415
Third Quarter       191/2          14 3/4            0.415
Fourth Quarter      171/2          16                0.415
1997
First Quarter       19 5/8         17 1/4           $0.415
Second Quarter      18 1/2         16 3/8            0.415
Third Quarter       19 15/16       18 7/16           0.415
Fourth Quarter      26 5/8         20 1/8            0.415
1998
First Quarter       27 11/16       23 11/16         $0.415
Second Quarter      27 3/8         24 7/16           0.415
Third Quarter       26 15/16       24 5/16           0.415
Fourth Quarter      28 1/4         24 5/8            0.415


The $31.00 purchase price represents a 5 percent premium above EUA's closing share price of $29.56 on January 29, 1999, the last trading day before the Transaction was announced. The purchase price also represents a 23 percent premium above the price of EUA's closing share price on December 4, 1998, the last trading day before other regional merger announcements affected EUA's share price.

                  Furthermore, Applicants' belief that the consideration is fair and reasonable is based on the following additional considerations:

     o The consideration is the product of extensive and vigorous arm's length negotiations between Grid USA and EUA conducted in a competitive context (see discussion of negotiations in Exhibit K-1);

     o The Merger has been approved by (i) the Grid USA Board of Directors, the EUA Board, and the Members of LLC and (ii) 97 percent of the EUA shareholders casting votes regarding the Merger.

     o Internationally-recognized financial advisers for both Grid USA and EUA have reviewed extensive information concerning the companies and analyzed a variety of valuation methodologies. An opinion from Grid USA's financial adviser, Merrill Lynch & Co. (see Exhibit F-1), states that the consideration to be paid by Grid USA with respect to the Merger is fair, from a financial point of view, to Grid USA. An opinion from EUA's financial adviser, Salomon Smith Barney (see Exhibit F-2), states that the consideration to be received by EUA's shareholders with respect to the Merger is fair, from a financial point of view, to EUA's shareholders;

     o The inclusion of required closing conditions in the Merger Agreement serves to assure that the Merger will be consummated on terms that are fair to Applicants and their shareholders.

                               b. Fairness of Fees

                  The various categories of fees, commissions and expenses in connection with the transaction and regulatory processing costs for the Transaction are set forth in Item II of this Application/Declaration. Applicants will file by amendment the total amount of transaction and regulatory processing costs they together expect to incur, and also will file by amendment the amount of financial advisory fees they expect to incur.

                  Applicants believe that the estimated fees and expenses they will incur will bear fair relation to EUA's value and the Transaction savings, and will be fair and reasonable. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) ("Northeast II") (Commission considers whether fees and expenses bear a fair relation to the value of the company to be acquired and the savings to be achieved by the acquisition). As discussed below at Item III.B.2, the expected savings that will be achieved by the Transaction substantially will outweigh the estimated fees. Furthermore, the estimated overall fees will be reasonable as compared to the fees approved by the Commission in other merger transactions.

                  For all of the above reasons, the consideration and fees to be paid will be fair and reasonable in compliance with Section 10(b)(2).

                  3.       Section 10(b)(3)

                  Section 10(b)(3) of the Act requires that the Commission approve an acquisition unless "such acquisition will unduly complicate the capital structure of the holding-company system ... or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system."

                              a. Capital Structure

                  Acquisitions do not unduly complicate the capital structure of the holding company system where the purchaser's capital structure negligibly is affected and the debt-to-equity ratio of the merged holding company following the acquisition falls within the seventy-to-thirty percent of debt-to-common equity generally prescribed by the Commission. Entergy, supra (citing Northeast
I); Georgia Power Company, 45 S.E.C. 610, 615 (1974). Furthermore, the Commission has approved common equity to total capitalization ratios as low as
27.6 percent. See Northeast I, supra.

                  The proposed combination of Grid USA and EUA will not unduly complicate the capital structure of the merged company. Grid USA will finance the Transaction with cash and funds received from capital contributions from, or issuance of equity to, NGG, in the event the NEES/NGG Merger is consummated prior to the Transaction.

                  The historical capital structures of Grid USA and EUA, as well as of NGG, at September 30, 1999 are set forth below:

                         Grid USA, EUA and NGG Historical Capital Structures
                                            (In Millions)

                                  Grid USA                        EUA                             NGG (c)
                              $         %              $        %           (pound)            $         %
Long-term Debt (a)            $1,058.8   39.3%         $189.8     32.6%   (pound)1,989.69      $3,183.4   49.2%
Preferred                         19.5    0.7%           35.2      6.0%               0.0           0.0    0.0%
Common Equity                  1,617.6   60.0%          358.0     61.4%           2,058.4       3,293.4   50.8%
                               -------  -----           -----    -----            -------       -------  ------
Total Capitalization (b)      $2,695.9  100.0%         $583.0    100.0%    (pound)4,048.0      $6,476.8  100.0%
                              ========  ======         ======    ======    ==============      ========  ======

                  The pro forma consolidated capital structures of (i) Grid USA and EUA and (ii) Grid USA, EUA and NGG following the two acquisitions at September 30, 1999 would have been as follows:

              Grid USA/EUA Pro Forma Consolidated Capital Structure
                                  (in Millions)


                                       $             %
Long-term Debt (a)                     1,248.6         38.1%
Preferred                                 54.7          1.7%
Common Equity                          1,975.6         60.3%
                                       -------         -----
Total Capitalization (b)               3,278.9        100.0%
                                       =======        ======


            NGG/Grid USA/EUA Pro Forma Consolidated Capital Structure
                                  (in Millions)


                                       $             %
Long-term Debt (a)                     4,432.0         45.4%
Preferred and
  preference equity                       54.7          0.6%
Common Equity                          5,269.0         54.0%
                                       -------         -----
Total Capitalization (b)               9,755.7        100.0%
                                       =======        ======

(a) Grid USA: Long-term debt includes long-term debt of $1,009.5 million and long-term debt due within one year of $49.3 million for a total of $1,058.8 million.
     EUA: Long-term debt includes long-term debt of $127.3 million and long-term debt due within one year of $62.5 million for a total of $189.8 million.
     NGG: Long-term debt includes long-term debt of (pound)1,597.0 million ($2,555.2 million) and long-term debt due within one year of (pound)392.6 million ($628.2 million) for a total of (pound)1,989.6 million ($3,183.4 million).

(b) Grid USA: Capitalization includes capitalization per B.S. of $2,646.6 million and long-term debt due within one year of $49.3 million for a total of $2,695.9 million. EUA: Capitalization includes capitalization per B.S. of $520.5 million and long-term debt due within one year of $62.5 million for a total of $583.0 million.

(c)  Exchange rate of(pound)/$1.60.

                  As the above tables reveal, Grid USA's debt-to-equity ratio is not affected by any material degree by the Transaction. The merged company's common equity to total capitalization ratio significantly exceeds the Commission's traditionally acceptable 30 to 35 percent level.

                  Since EUA will cease to exist shortly after consummation of the Transaction and EUA's assets and operations will be merged into those of Grid USA, there is no issue regarding minority ownership of common shares.

                           b. Public Interest, Interest of Investors and Consumers, and Proper Functioning of Holding Company System

                  Section 10(b)(3) also requires the Commission to determine whether the proposed Transaction will be detrimental to the interests of the general public, investors or consumers, or the proper functioning of the combined system.

                  As set forth more fully below, the Transaction is expected to result in substantial cost savings and synergies, and will integrate and improve the efficiency of the combined utility systems. The Transaction, therefore, will be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

B.    Section 10(c)

                  Section 10(c) of the Act establishes additional standards for approval of the Transaction. Under Section 10(c), "the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

     (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system."

                  1.       Section 10(c)(1)

                  Section 10(c)(1) requires that an acquisition be lawful under the provisions of Section 8 of the Act. Section 8 prohibits an acquisition by a registered holding company of an interest in an electric and gas utility serving substantially the same area without the express approval of the state commission when that state's law prohibits or requires approval of the acquisition. As neither Grid USA nor EUA owns any interest in a gas utility, the provisions of
Section 8 are not applicable to the Transaction.

                  Section 10(c)(1) also requires that the Transaction not be detrimental to the carrying out of the provisions of Section 11, specifically those prohibiting unduly complex corporate structures and mandating integrated public utility systems. The following analysis demonstrates that the Transaction fully meets the standards of Section 11.

                           a.       Section 11(a) and Section 11(b)(2)

                  Section 11(a) requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. Similarly, Section 11(b)(2) of the Act requires that the Commission "ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." The Transaction fulfills the standard imposed by Section 11(b)(2). The resulting capital structure will not be unduly complicated, as discussed above. See, e.g., Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988), aff'd, Environmental Action, Inc., 895 F.2d 1255 (D.C. Cir. 1990) (Commission incorporates its Section 10(b)(3) capital structure analysis into its Section 11(b)(2) corporate structure analysis).

                           b. Section 11(b)(1) (single integrated public utility system)

                  An integrated public utility system, as applied to electric utility companies, is defined in Section 2(a)(29)(A) of the Act as:

      "a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation;"

                  Pursuant to the above definition, the Commission has established four criteria that must be satisfied before the Commission finds that an integrated electric public utility system will result from a proposed merger of two separate systems:

     (i) the utility assets of the systems are physically interconnected or capable of physical interconnection;

     (ii) the utility assets, under normal conditions, must be economically operated as a single interconnected and coordinated system;

     (iii) the system must be confined in its operations to a single area or region; and

     (iv) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

See, e.g., Environmental Action, Inc. v. SEC, supra (citing In re Electric Energy Inc., 38 S.E.C. 658, 668 (1958)). As demonstrated below, the Transaction meets each of these standards.

                                    i.   Interconnection

                  The Grid USA and EUA systems are adjacent to each other and their transmission lines are directly physically interconnected; power is exchanged presently between EUA and Grid USA. See Exhibit E-4. Physical interconnections between the Grid USA and EUA systems include the following:

     (i) Narragansett's Phillipsdale substation is supplied by a 115kV transmission line emanating from Blackstone's Pawtucket No. 1 substation;

     (ii) Two 23 kV distribution lines emanating from Narragansett's Admiral Street substation interconnect with the Pawtucket Power Association generating station located in Blackstone's service territory;

     (iii) Two of Narragansett's 115 kV transmission lines enter and connect to Blackstone's Farnum substation;

     (iv) A Narragansett 345 kV transmission line connects to Blackstone's W. Farnum substation extends to and supplies Narragansett's Kent County substation;

     (v) A 115 kV transmission tap off of Narragansett's V-148 line supplies Blackstone's Washington substation;

     (vi) A 12.5 kV distribution line emanating from Narragansett's Tiverton substation supplies Eastern Edison load in the Fall River area of Massachusetts;

     (vii) Two Montaup 115 kV lines connect to two Narragansett 115 kV transmission lines at the Rhode Island state line to supply Narragansett's Tiverton substation and to interconnect the EMI-Tiverton generating plant;

     (viii) A 345 kV transmission line connects NEP's 345 kV substation at Brayton Point to Blackstone's W. Farnum 345 kV substation;

     (iv) A 115 kV transmission line tap off NEP's V-148 line connects to Montaup's Robinson Avenue substation.

                  In addition, Grid USA and EUA are interconnected via the NEPOOL transmission network, which is administered by an ISO that assures open-access transmission services for the New England marketplace. The Commission has recognized that power pools and ISOs can provide a mechanism for satisfying the physical interconnection requirement of the Act. See, e.g., Conectiv; Unitil Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992).

                                    ii.  Single Interconnected and Coordinated
                                         System

                  The merged company will operate as a single interconnected and coordinated system, pursuant to the requirements of Section 2(a)(29)(A). The Commission has "interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs." Conectiv, supra (citing North American Co., 11 S.E.C. 194, 242 (1942), aff'd, SEC v. North American Co., 133 F.2d 148 (2d Cir. 1943),
aff'd on constitutional issues, 327 U.S. 686 (1946)). In enacting this standard, Congress "intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another." Id. (citing Cities Services Co., 14 S.E.C. 28, 55 (1943)).

                  Grid USA's and EUA's utility operations will be consolidated fully into existing Grid USA utility subsidiaries, which will continue to operate on a fully integrated basis. In addition, Grid USA's operations will be coordinated via NEPOOL and the new ISO-managed bulk power system, which will administer a market-driven dispatch framework that matches loads with resources bid into the system by generators and suppliers.

                  The Grid USA system will continue to be coordinated in a variety of other ways, e.g. by way of centralized accounting and financial systems, information system networks, strategic planning, etc. The Commission, in applying the integration standard, looks beyond simply the coordination of day-to-day utility operations to a broader range of corporate functions and activities. See, e.g., General Public Utilities Corp., Holding Co. Act Release No. 13116 (Mar. 2, 1956) (integration is accomplished through power dispatching by a central load dispatcher as well as through coordination of maintenance and construction requirements); Middle South Utilities, Holding Co. Act Release No. 11782 (March 20, 1953), petition to reopen denied, Holding Co. Act Release No. 12978 (Sept. 13, 1955), rev'd sub nom. Louisiana Public Service Comm'n v. SEC, 235 F.2d 167 (5th Cir. 1956), rev'd, 353 U.S. 368 (1957), reh'g denied, 354 U.S.
928 (1957) (integration is accomplished through an operating committee which coordinates not only the scheduling of generation and system dispatch, but also makes and keeps records and necessary reports, coordinates construction programs and provides for all other interrelated operations involved in the coordination of generation and transmission); The North American Co., Holding Co. Act Release No. 10320 (Dec. 28, 1950) (economic integration is demonstrated by the exchange of power, the coordination of future power demand, the sharing of extensive experience with regard to engineering and other operating problems, and the furnishing of financial aid to the company being acquired).

                  As required under Section 2(a)(29)(A), the coordinated system must be "economically operated." Thus, the Commission analyzes whether the coordinated system achieves economies and efficiencies. See, e.g., City of New Orleans v. SEC, 969 F.2d 1163, 1168 (D.C. Cir. 1992) (the term "economically" means "that facilities, in addition to their physical interconnection, be consolidated so as to take advantage of efficiencies"). Applicants expect to realize significant economies and efficiencies as a result of the Transaction. As described in Item III.B.2 below, Applicants estimate the present value of the net savings from the Transaction, after reflecting recovery rates of the acquisition premium and transaction costs, to be approximately $356.0 million following the Transaction.

                                    iii. Single Area or Region

                  The merged company's operations will be confined to a "single area or region in one or more States." Following the Transaction, Grid USA will continue to operate in the same New England states in which it currently conducts public utility operations.

                                    iv.  Localized Management, Efficient
                                         Operation and Effective Regulation

                  Section 2(a)(29)(A) also provides for the Commission's consideration of the size of the combined system, requiring that the combined system not be so large as to impair the advantages of localized management, efficient operation, and the effectiveness of regulation.

                  Following the Transaction, Grid USA and its subsidiaries will maintain their current management and local operating headquarters. EUA's utility assets and operations will be combined fully into Grid USA's existing utility subsidiaries. This structure will preserve all the benefits of localized management which Grid USA and its subsidiaries currently enjoy, while promoting maximum efficiencies and economies.

                  The Transaction will not impair the effectiveness of state regulation. Following the Transaction, Grid USA and its subsidiaries will continue to be regulated by the same state commissions which currently regulate them, including those of Massachusetts and Rhode Island, which now regulate EUA's utility activities. The Transaction has been approved by the CDPUC, which found the Transaction does not adversely affect electric service in Connecticut. Application of Montaup Electric Company, Docket Nos. 99-08-11, 99-08-12, 99-08-13 (Oct. 27, 1999) (attached hereto as Exhibit D-5.A). The Transaction also is subject to the approval of the VPSB and the RIDIV. In addition, Applicants are seeking rate plan approval from the MDTE and the RIPUC.

                           c. Section 11(b)(1) (Acquisition of Non-Utility Interests)

                  Section 11(b)(1) of the Act also requires that a registered holding company limit its operations to a single integrated public utility system and "such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." Each of EUA's non-utility business interests conforms to the "other business" standards of the Act as previously determined by the Commission. The indirect acquisition by Grid USA of EUA's non-utility businesses in no way affects the functional relationship of those businesses to Grid USA's core electric business following the Transaction. See Item I.B.3(b) above for a detailed description of EUA's non-utility businesses.

                  Based on the foregoing, the Transaction is not detrimental to the carrying out of the provisions of Section 11.

                  2.       Section 10(c)(2)

                  Section 10(c)(2) requires that the Commission approve a transaction that serves the public interest through economical and efficient development of an integrated public utility system. As described above, the Grid USA System will be fully integrated following the Transaction. Further, the Transaction will promote the economic and efficient development of the Grid USA utility system.

                  Economic efficiency is the driving force behind the Transaction; its purpose is to create an entity well situated to compete effectively in an increasingly active market. The Transaction will allow Grid USA to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in American Electric Power, supra. Applicants expect to achieve at least $484.0 million in present value net savings (after amortization of the EUA acquisition premium and transaction costs) following consummation of the Transaction. (See, e.g., Testimony of Michael E. Jesanis, The Narragansett Electric Company, Blackstone Valley Electric Company, and Newport Electric Corporation: Rate Plan Filing in Support of Merger, Vol. 1, Rhode Island Public Utilities Commission (September, 1999)). The merger of Grid USA and EUA will result in cost savings in a number of areas. Approximately 70 percent of the projected savings will arise from personnel reductions in administrative areas such as accounting and finance. In addition, Grid USA and EUA customer service operations will be integrated to handle increased volumes with greater efficiency. Other operating savings will result from the disposition of duplicate facilities, realization of greater purchasing power, and elimination of redundant administrative costs such as corporate governance expense.

                  On April 30, 1999, Eastern Edison and Mass. Electric collectively submitted a Rate Plan in Support of Merger with the MDTE seeking approval of the rate plan and the merger of Eastern Edison into Mass. Electric. On November 29, 1999, a settlement agreement entered into by all of the intervening parties was submitted. The uncontested settlement provides for, among other things:

     o Immediate rate reductions totaling $10 million for all customers of the combined Mass. Electric and Eastern Edison entity and customers of Nantucket;

     o A rate freeze at the post reduction rate levels through February 28, 2005 subject only to limited exogenous events;

     o A rate path for the period from March 1, 2005 through December 31, 2009 ("Rate Index Period") during which Mass. Electric's distribution rates are indexed to an average of regional distribution rates of similarly unbundled investor owned utilities. The index is to be based on Mass. Electric's rates at the inception of the Rate Index Period relative to the regional average but in no case in excess of 90% of such average.

     o An opportunity for Mass. Electric to include earned savings in its cost of service for rate making purposes for the period commencing January 2010 and ending 20 years from the effective date of the settlement; and,

     o A comprehensive service quality plan which provides incentives and penalties so that service quality in the combined service territory will be maintained and enhanced through the 20-year rate plan period.

                  The MDTE issued an order approving the rate plan settlement on March 14, 2000, a copy of which is attached hereto as Exhibit D-2.A.

                  Similarly, on May 20, 1999, Blackstone, Newport, and Narragansett collectively submitted to the RIPUC a rate plan in support fo the Transaction seeking approval for the rate plan and the merger of Blackstone and Newport into Narragansett. On February 9, 2000, a settlement agreement entered into with intervening parties was submitted to the RIPUC. The settlement agreement provides for, among other things:

     o Immediate rate reductions totaling $13.1 million for the combined customers of the three companies;

     o A rate freeze at the post-reduction level through December 31, 2004 subject only to limited exogenous events;

     o Rate equalization for customer classes of the three individual companies subsequent to the Transaction;

     o A sharing of merger related savings between Narragansett and customers, subject to demonstration proofs made by Narragansett;

     o Narragansett's commitment to service quality including increased penalties for service quality deterioration;

     o A long-term incentive rate plan designed to required Narragansett to maintain rates at a level below an agreed upon rate path in order to retain a share of the merger savings; and,

     o    A resolution of Blackstone's and Newport's overearnings.

                  The RIPUC has approved this rate plan in open meeting on March 14, 2000. A final order formalizing such approval is expected in the coming days and will be provided to the Commission by amendment.

                  As the Commission has observed with reference to Section 10(c)(2), "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (Apr. 29, 1986). In this regard, the Transaction will result in additional benefits which, although not precisely quantifiable, are nonetheless significant. For example, the merged company will be better situated to provide more reliable electric service than is possible for Grid USA and EUA on a stand-alone basis. It also will be better equipped and positioned to provide the transmission and distribution infrastructure that is essential to the creation of a robust power supply competitive market in restructured wholesale and retail electric markets.

C.       Section 10(f)

                  Section 10(f) provides that:

      "The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11."

                  As described above, and as evidenced by the various applications seeking authorization of the Transaction and rate plan approvals and orders approving such, Grid USA and EUA will comply with all applicable state laws related to the Transaction.

D.       Service Agreement

                  As described in Item I.B.3(a) above, Service Company is a service company that, pursuant to service agreements with each of the subsidiary companies of Grid USA, provides various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, operational, and legal services to each of the Grid USA subsidiary companies. Pursuant to the service agreements, these services are provided at cost. The Commission previously has determined that Service Company is so organized and its business is so conducted as to meet the requirements of Section 13(b) of the Act and Rule 88 thereunder. New England Power Service Co., 1 SEC 615 (1936), continued by, 10 SEC 562 (1941), modified by, Holding Co. Act Release No. 14128 (Dec. 30, 1959).

                  Similarly, EUA Service is a service company which, pursuant to service agreements signed with each of the subsidiary companies of EUA, provides various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, and operational services to each of the EUA subsidiary companies. Pursuant to the service agreements, these services are provided at cost. The Commission also previously has determined that EUA Service is so organized and its business is so conducted as to meet the requirements of
Section 13(b) of the Act and Rule 88 thereunder. Eastern Utilities Associates, Holding Co. Act Release No. 17029 (Mar. 5, 1971).

                  Upon consummation of the Transaction, EUA Service will be merged with Service Company, and Service Company will be the surviving service company for the Grid USA system. There will be no change in the method Service Company's method of allocating costs and no changes are contemplated to existing service agreements. The Service Company will pay off $4 million of notes of EUA Services and requests authority to increase its borrowing authorization by $4 million for that purpose. The Service Company has just completed an audit by SEC Staff and has agreed to certain adjustments to its capital structure that will be included in a formal filing under the Act to be made during April. The Service Company does not believe that the cost of its services will significantly increase as a result of the Transaction.

E.       Organization of LLC; Acquisition of Merger LLC Interests

                  LLC was organized solely for the purpose of effecting the Transaction and has not conducted any activities other than in connection with the Transaction. LLC has no subsidiaries. Each membership certificate of LLC to be issued to LLC and outstanding immediately before the consummation of the Merger will be converted into one share of the surviving entity upon consummation of the Transaction. Thus, the sole purpose for LLC is to serve as an acquisition subsidiary of Grid USA for purposes of effecting the Transaction. Approval of this Application/Declaration will constitute approval of the acquisition by Grid USA of the membership certificates of LLC.

F.       Financing and Other Commission Authorizations

         1.       Payment of Dividends Out of Capital or Unearned Surplus.

                  As a result of the application of the purchase method of accounting to the Transaction, the current retained earnings of EUA and its subsidiary companies (the "EUA Subsidiary Companies") will be recharacterized as additional paid-in-capital. In addition, the Transaction will give rise to a substantial level of goodwill, the difference between the aggregate fair values of all identifiable tangible and intangible (non-goodwill) assets on the one hand, and the total consideration to be paid for EUA and the fair value of the liabilities assumed, on the other. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J ("Staff Accounting Bulletin"), the goodwill will be "pushed down" to the EUA Subsidiary Companies and reflected as additional paid-in-capital in their financial statements. The effect of these accounting conventions would be to leave the EUA Subsidiary Companies with no retained earnings, the traditional source of dividend payment, but, nevertheless, strong balance sheets showing significant equity levels. Applicants request authorization to pay dividends out of the additional paid-in-capital account up to the amount of the EUA Subsidiary Companies' aggregate retained earnings just prior to the Transaction and out of earnings before the amortization of the goodwill thereafter.

                  As indicated in the Staff Accounting Bulletin, registrants that have substantially all (generally defined as in excess of 95 percent) of their common stock acquired by a third party, in a business combination accounted for under the purchase method, should reflect the push-down of goodwill in the registrant's post- acquisition financial statements. For any post-acquisition reporting of the consolidated Grid USA financial statements, push down accounting will be reflected in those statements and the full amount of goodwill associated with the EUA acquisition will be reflected. Push down accounting also will be applied to the EUA Subsidiary Companies.

                  Grid USA currently intends to amortize the goodwill resulting from the acquisition of EUA over a 20-year period. Generally accepted accounting principles ("GAAP") at present allow a goodwill life of up to 40 years. The Commission, however, has been challenging registrants that adopt the maximum period. Additionally, the FASB draft proposal relating to accounting for business combinations would limit the maximum goodwill life to 20 years. Applicants, therefore currently intend to adopt a 20-year goodwill amortization period.

                  The application of "push down" accounting represents the termination of the old accounting entity and the creation of a new one. For FERC and state commission reporting purposes, goodwill will be recorded in the "Acquisition adjustments" account. The original historical basis of the plant accounts will not be disturbed.

                  As a result of the push down of the goodwill, the common equity balances of EUA and the EUA Subsidiary Companies effectively are reset as if they were new companies, because a new basis of accounting has been pushed down to the entities. As a result, retained earnings are eliminated. Immediately following this accounting treatment, the only components with a recorded value would be:

o Common shares - which would continue to reflect the par value of the common shares issued.

o Additional paid in capital - which would reflect a value consistent with total common stockholders equity minus the par value recorded in the common stock line.

In other words, the resulting common stockholders' equity will equal the total consideration paid for the entity.

                  Based on September 30, 1999 financial information, the application of these accounting principles to the NEES/EUA merger will result in following adjustments to EUA's accounts:

$'000                                  1998           Adjustments 1        Adjustments 2          Restated
Common Shares                        $102,180               -                    -                $102,180
Paid in capital                      $220,279            $35,548              $285,563            $541,390
Retained earnings                    $39,479            ($39,479)                -                    0
Common Share Expense                 ($3,931)            $3,931                  --                   0
Total equity                         $358,007              $0                 $285,563            $643,570

     Adjustments 1 - capital accounts are restated as Paid in Capital. Adjustments 2 - goodwill is added to Paid in Capital.

                  The push down of the goodwill also has an impact on the net income of EUA. Since the goodwill will be amortized over 20 years, EUA's net income will be reduced by the amount of the amortization.

                  The premium to be paid to acquire EUA will result in goodwill and the elimination of EUA's retained earnings. EUA's consolidation with Grid USA will further increase Grid USA's additional paid in capital account. The amortization of the EUA goodwill also will reduce net income. The required accounting adjustments put EUA in the anomalous position of having greater stockholders' equity following the Transaction, but projected net income below EUA's current dividend payment levels and no retained earnings from which to pay dividends. As discussed further below, these merger-related accounting adjustments do not affect the cash flow associated with the utility subsidiaries.

                  Section 12 of the 1935 Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935).12 In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization, (ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943).

                  Grid USA and its subsidiaries request authority to pay dividends out of additional paid-in-capital up to the amount of EUA's consolidated retained earnings and EUA's subsidiaries' retained earnings, just prior to the Transaction and out of earnings before the amortization of goodwill thereafter. In no case would dividends be paid if it would result in the consolidated equity of Grid USA dropping below 30 percent on a consolidated basis. This restriction is intended to protect both investors and consumers.

                  In support of their request, Applicants assert that each of the standards of Section 12(c) of the 1935 Act enunciated in Eastern Utilities Associates are satisfied:

     (i) After the Transaction, and giving effect to the pushdown of goodwill, Grid USA's equity as a percentage of total capitalization will be 63.2% percent, substantially in excess of the traditional levels of equity capitalization that the Commission has authorized for other registered holding company systems. Applicants' commitment to maintain the capitalization of Grid USA at or above 30 percent equity on a consolidated basis should result in a capital structure consistent with industry norms.

--------

12    Compare Section 305(a) of the Federal Power Act.

     (ii) Grid USA has a favorable history of prior earnings and it has a long record of consistent dividend payments.13

     (iii) Applicants anticipate that Grid USA's cash flow after the Transaction will not differ significantly from its pre-Transaction cash flow and that earnings before the amortization of goodwill ("Gross Earnings"), therefore, should remain stable post-Transaction. Applicants intend that dividends paid out of future earnings will continue to reflect a dividend payout ratio of between 60 percent and 100 percent of Gross Earnings, based on a rolling 5-year average.

     (iv) The projected cash position of Grid USA and its utility subsidiaries after the Transaction will be adequate to meet the obligations of each company. As of September 30, 1999, Grid USA had cash balances of $201.0 million on a consolidated basis. The amortization of goodwill is a non-cash expense that will not affect the cash flow of Grid USA or its subsidiaries. Each of Grid USA and its subsidiary companies is forecast to have sufficient cash to pay dividends in the amounts contemplated.

     (v) The proposed dividend payments are in the public interest. Grid USA and its subsidiary companies are in sound financial condition as indicated by their credit ratings. Grid USA's commercial paper is rated A-1 by Standard & Poor's ("S&P") and Prime-1 by Moody's Investor Service ("Moody's"). The long-term debt of Mass. Electric, Narragansett, and NEP is rated AA-, A1; AA-, A1; and A+, A1 by S&P and Moody's, respectively. Indeed, S&P has placed the credit ratings of

--------
13   In recent years, Grid USA's net income and dividends have been:

     Year      Net Income ($ millions)       Dividends Paid ($ millions)
     1995               205                              151
     1996               209                              154
     1997               220                              153
     1998               190                              147
     1999               163                              137

          Grid USA, Mass. Electric, Narragansett, and NEP on "creditwatch with positive implications."14 The expectations of continued strong credit ratings by Grid USA's utility subsidiaries should allow them to continue to access the capital markets to finance their operations and growth.

In addition, the dividend payments are consistent with investor interests because they allow the capital structure of Grid USA and its subsidiaries to be adjusted to more appropriate levels of debt and equity.

                  2.       Rule 53

                  Neither Grid USA nor EUA has an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act. Additionally, neither Grid USA nor EUA is a party to, nor does Grid USA or EUA have any rights under, a service, sales, or construction agreement with an EWG or a FUCO. Grid USA shall comply with the requirements of Rule 53 of the Act in connection with any future EWG and FUCO acquisitions and financings. To the extent that any monies from the borrowings hereunder are used to invest in, or otherwise acquire an interest in the business of, any EWGs or FUCOs, Grid USA will comply with the Commission's orders in File No. 70-8783 (Release No. 35-26504 dated April 15, 1996, as supplemented by Release No. 35-26729 dated June 10, 1997).

                  3.       Tax Allocation

                  Those subsidiaries of EUA that are not merged with Grid USA companies will be added to the tax allocation agreement most recently approved for Grid USA by order dated March 15, 2000, Holding Co. Act Release No. 27154.

ITEM IV.  REGULATORY APPROVAL

                  In addition to required Commission approvals, the following have jurisdiction over various aspects of the Transaction (and related subsidiary company consolidations): the FERC, the NRC, the FCC, the VPSB, the CDPUC, the MDTE, and the RIDIV.15 In addition, Applicants are seeking approval from the MDTE and the RIPUC for a rate plan that allows recovery of the costs of the acquisition and the acquisition premium. On March 14, 2000, the MDTE issued

--------

14   S&P's Credit Wire (Dec. 14, 1998).

15 As mentioned above, the Merger is not subject to the jurisdiction of the MPUC.

an order approving the rate plan, and the RIPUC has informally approved Applicants' retail rate plan in an open meeting. A final RIPUC order formalizing its approval is expected in the coming days.

                  As discussed above, on September 29, 1999, the FERC conditionally approved the Transaction under Section 203 of the FPA. On October 27, 1999, the CDPUC also approved Transaction. On December 15, 1999, the VPSB gave its approval to the Merger. On February 24, 2000, the NRC approved the transfer of licenses associated with the Merger. On February 25, 2000, the RIDIV approved the Merger conditioned on final approval by the RIPUC of Applicants' rate plan. The applications for and orders granting these approvals are attached hereto as Exhibits D-1 to D-7.A. On March 14, 2000, Applicants received FCC consent to the transfer of licenses currently held by EUA subsidiaries. In addition, Applicants filed notification and report forms under the HSR Act with the DOJ and the FTC with respect to the Merger. On April 30, 1999, Applicants received clearance for the Merger under the HSR Act.

ITEM V.  PROCEDURE

                  The Commission is respectfully requested to enter an order granting and permitting this Application/Declaration to become effective at the earliest possible date.

                  It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Transaction. The Division may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM VI.  EXHIBITS AND FINANCIAL STATEMENTS

     A.        Exhibits

A-1            Agreement and Declaration of Trust dated January 2, 1926, as amended through April 28, 1992 (Exhibit 3 to 1994 NEES Form
               10-K, File No. 1-3446, and incorporated herein by reference)**
A-1.A          Articles of Incorporation of Grid USA
A-1.B          Bylaws of Grid USA
A-2            Declaration of Trust, dated April 2, 1928, as amended (Exhibit
               A-3, File No. 70-3188; Exhibit 1 to 8-K Reports for April in each of the years 1957, 1962, 1966, 1968, 1972 and 1973, File No.
               1-5366; Exhibit A-1(a), Amendment No. 2 to Form U-1, File No.
               70-5997; Exhibit 4-3, Registration No. 2-72589; Exhibit 1 to
               Certificate of Notification; File No. 70-6713; Exhibit 1 to

               Certificate of Notification; File No. 70-7084; Exhibit 3-2, Form 10-K for 1987, File No. 1-5366, and incorporated herein by reference)**

A-3            Amended and Restated Certificate of Organization of LLC**

B-1            NEES/NGG Merger Agreement (Exhibit 10(mm) to NEES Form 8-K, File
               No. 1-3446, dated December 16, 1998, and incorporated herein by reference)**
B-2            [Deleted]
B-3            [Deleted]
B-4            Merger Agreement**

D-1            Application to the FERC, filed on May 5, 1999, as supplemented on
               July 1, 1999, together with testimony and exhibits (pursuant to
               Exhibit G, state filings provided separately)**
D-1.A          Order of the Federal Energy Regulatory Commission**
D-2            Application to the MDTE, together with testimony and exhibits**
D-2.A          Order of the MDTE
D-3            Application to the RIPUC, together with testimony and exhibits**
D-3.A          Order of the RIDIV
D-3.B          Order of the RIPUC (to be filed by amendment)
D-4            Application to the VPSB, together with testimony and exhibits**
D-4.A          Order of the VPSB
D-5            Application to the CDPUC, together with testimony and exhibits
D-5.A          Order of the Connecticut Department of Public Utility Control**
D-6            [Deleted]
D-6.A          [Deleted]
D-7            Application to the NRC
D-7.A          Order of the NRC

E-1            GRID USA organization chart
E-2            EUA organization chart
E-3            Combined company organization chart after the Transaction
E-4            Map of NEES and EUA service areas and transmission systems
               (Exhibit I to Exhibit D-1 hereto)**

F-1            Opinion of Merrill Lynch & Co.
F-2            Opinion of Salomon Smith Barney (Annex II to EUA Schedule 14A,
               File No. 1-5366, dated April 19, 1999, and incorporated herein by reference)
F-3            Opinion of Counsel of Grid USA
F-4            Opinion of Counsel of EUA
F-5            Past Tense Opinion of Counsel (to be filed by amendment with Rule
               24 certificate)

G-1 NEES' Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-3446, filed March 31, 1999, and incorporated herein by reference)**
G-2 NEES' Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (File No. 1-3446, filed November 12, 1999, and incorporated herein by reference)
G-3 EUA's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-5366, filed March 31, 1999, and incorporated herein by reference)**
G-4 EUA's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (File No. 1-5366, filed November 15, 1999, and incorporated herein by reference)

H-1            Proposed Form of Notice**

K-1            Discussion of negotiations between NEES and EUA**


B.    Financial Statements

FS-1 NEES' Consolidated Balance Sheet as of December 31, 1998 (previously filed with the Commission in NEES' Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-1 hereto), filed March 31, 1999, File No. 1-3446, and incorporated herein by reference))**
FS-1.A NEES' Consolidated Balance Sheet as of September 30, 1999 (previously filed with the Commission in NEES' Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (Exhibit G-2 hereto), filed November 12, 1999, File No. 1-3446, and incorporated herein by reference))
FS-2 NEES' Consolidated Statement of Income for the 12 months ended December 31, 1998 (previously filed with the Commission in NEES' Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-1 hereto), filed March 31, 1999, File No. 1-3446, and incorporated herein by reference)**
FS-2.A NEES' Consolidated Statement of Income for the 9 months ended September 30, 1999 (previously filed with the Commission in NEES' Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (Exhibit G-2 hereto), filed November 12, 1999, File No. 1-3446, and incorporated herein by reference))
FS-3 EUA's Consolidated Balance Sheet as of December 31, 1998 (previously filed with the Commission in NEES' Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-3 hereto), filed March 31, 1999, File No. 1-5366, and incorporated herein by reference)**

FS-3.A EUA's Consolidated Balance Sheets as of September 30, 1999 (previously filed with the Commission in EUA's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (Exhibit G-4 hereto), filed November 15, 1999, File No. 1-5366, and incorporated herein by reference))
FS-4 EUA's Consolidated Statement of Income for the 12 months ended December 31, 1998 (previously filed with the Commission in NEES' Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-3 hereto), filed March 31, 1999, File No. 1-5366, and incorporated herein by reference)**
FS-4.A EUA's Consolidated Statement of Income for the 9 months ended September 30, 1999 (previously filed with the Commission in EUA's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (Exhibit G-4 hereto), filed November 15, 1999, File No. 1-5366, and incorporated herein by reference))


ITEM VII.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  The Transaction neither involves "major federal actions" nor "significantly [affects] the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4332. The only federal actions related to the Transaction pertain to the required approvals and actions summarized in Item IV, and Commission approval of this Application/Declaration. Consummation of the Transaction will not result in significant changes in the operations of the public utilities involved in the Transaction that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have caused this pre-effective Amendment No. 2 to the Application/Declaration in File No. 70-9537 to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL GRID USA
(formerly New England Electric System)


By:    /s/ Kirk L. Ramsauer                      Date:        March  23, 2000
       ------------------------------------            -------------------------

Title:  Deputy General Counsel
       ------------------------------------


NATIONAL GRID GROUP, plc

By:    /s/ Jonathan M. G. Carlton                Date:        March  23, 2000
       ------------------------------------            -------------------------

Title:  Business Development Manager-Reg.
       ------------------------------------


EASTERN UTILITIES ASSOCIATES*


By:    /s/ Clifford J. Hebert, Jr.               Date:        March   23, 2000
       ------------------------------------            -------------------------

Title:  Treasurer
       ------------------------------------



*The name "Eastern Utilities Associates" is the designation of the Trustees of EUA for the time being in their collective capacity but not personally, under a Declaration of Trust dated April 2, 1928, as amended, a copy of which amended Declaration of Trust has been filed in the office of the Secretary of The Commonwealth of Massachusetts and elsewhere as required by law; and all persons dealing with EUA must look solely to the trust property for the enforcement of any claim against EUA, as neither the Trustees nor the officers or shareholders of EUA assume any personal liability for obligations entered into on behalf of EUA.


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